UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

TRANSACTION STATEMENT PURSUANT TO SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

(Amendment No. 1)

Aegis Communications Group, Inc.

(Name of the Issuer)

WORLD FOCUS

ACG ACQUISITION, INC.

(Name of Person(s) Filing Statement)

Common Stock, $.01 Par Value

(Title of Class of Securities)

00760B 105

(CUSIP Number of Class of Securities)

Uday Gujadhur	Perry A. Pappas, Esq.
World Focus	Morrison Cohen LLP
ACG Acquisition, Inc.	909 Third Avenue
145 East 48th Street, 36th Floor	New York, New York 10022
New York, NY 10017	(212) 735-8680 Phone
(212) 758-5520 Phone	(212) 735-8708 Fax
(212) 758-5860 Fax

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☐ ☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐ ☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐ ☐	A tender offer.
d.	☒ ☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☐☐

Check the following box if the filing is a final amendment reporting the results of the transaction:   ☐☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,291,494.55	$352.19

*                    Calculated, for the purposes of determining the filing fee only, in accordance with Rule 0-11(b)(1) under the Exchange Act. This calculation assumes the purchase of 59,220,011 shares of common stock, par value $0.01 per share, of Aegis Communications Group, Inc. at a price of $0.05 per share and 29,778 shares of Series B Preferred Stock, par value $0.01 per share, of Aegis Communications Group, Inc. at a price of $3.60 per share, plus all accrued and unpaid dividends thereon.  Such number of shares represents the sum of 1,147,217,086 shares of Aegis common stock outstanding as of September 18, 2006 less the 1,087,997,075 shares of Aegis common stock already beneficially owned by World Focus and 29,778 shares of Aegis Series B Preferred Stock outstanding as of September 18, 2006 less the zero shares of Aegis Series B Preferred Stock already beneficially owned by World Focus.

**             Calculated as $107 per $1 million of the transaction value (minimum filing fee).

☒☐               Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $352.19
Form or Registration No.: Schedule 13E-3 (File No. 005-47813)
Filing Party: World Focus and ACG Acquisition, Inc.
Date Filed: September 19, 2006

SUMMARY TERM SHEET

This summary and the remainder of this Transaction Statement on Schedule 13E-3 include information describing the “going private” merger involving Aegis Communications Group, Inc. and ACG Acquisition, Inc., how it affects you, what your rights are with respect to the merger as a stockholder of Aegis and the position of the people listed on the cover of the Schedule 13E-3 above the caption “Name of Person(s) Filing Statement,” who are referred to herein as the “Filing Persons,” on the fairness of the merger to you.

Purpose of the Merger.

Immediately prior to the merger discussed below, ACG Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of World Focus, will own approximately 94.84% of the outstanding shares of Aegis common stock upon the contribution of such shares by World Focus to ACG Acquisition.  World Focus intends to cause ACG Acquisition to merge with and into Aegis, with Aegis continuing as the surviving corporation, as a means of acquiring all of the other shares of Aegis common stock not owned directly or indirectly by World Focus as well as outstanding shares of Aegis Series B Preferred Stock and providing a source of liquidity to holders of those shares.

Principal Terms of the Merger.

The Merger. World Focus is currently the direct holder of approximately 94.84% of Aegis’ common stock.  World Focus plans to contribute all of the shares of Aegis common stock that it owns to ACG Acquisition.  As a result of this contribution, ACG Acquisition will own approximately 94.84% of Aegis common stock.  As soon as practicable after such contribution, and subject to World Focus obtaining an order from the Delaware Court of Chancery with respect to the consent of the holders of the Series B Preferred Stock, World Focus will cause ACG Acquisition to merge with and into Aegis in a “short form” merger under Section 253 of the Delaware General Corporation Law.  ACG Acquisition does not intend to enter into a merger agreement with Aegis or to seek the approval of the directors or stockholders of Aegis for the merger.  Holders of Aegis common stock (which constitutes the only class of capital stock of Aegis that, in the absence of Section 253 of the Delaware General Corporation Law, would be entitled to vote on the merger) will not be entitled to vote their shares with respect to the merger.

Merger Consideration.  Each share of common stock of Aegis (other than shares owned by ACG Acquisition, shares held in treasury and shares with respect to which appraisal rights have been exercised) will be converted into the right to receive $0.05 in cash (an aggregate total common stock purchase price of approximately $2.96 million).  Each share of Series B Preferred Stock (other than shares held in treasury and shares with respect to which appraisal rights have been exercised) shall be converted into the right to receive $3.60 per share plus accrued and unpaid dividends in accordance with the Aegis Certificate of Designation for the Series B Preferred Stock (an aggregate total Series B Preferred Stock purchase price of approximately $330,494, assuming the merger is consummated on October 31, 2006).

Aegis Shares Outstanding; Ownership by World Focus and ACG Acquisition, Inc.  As of September 18, 2006, a total of 1,147,217,086 shares of Aegis common stock, and 29,778 shares of Aegis Series B Preferred Stock, were outstanding.  As of September 18, 2006, there were no options or warrants to purchase Aegis common stock outstanding.  World Focus owned a total of 1,087,997,075 shares, or approximately 94.84%, of the outstanding Aegis common stock, and no shares of Series B Preferred Stock, as of September 18, 2006.

Payment for Shares.  You will be paid for your shares of Aegis stock promptly after the effective date of the merger. Instructions for surrendering your stock certificates will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which will be mailed to stockholders of record of Aegis within ten calendar days following the date the merger becomes effective and should be read carefully. Please do not submit your stock certificates before you have received these documents.  See Item 4 “Terms of the Transaction” beginning on page 19 of this Schedule 13E-3.

Source and Amount of Funds or Other Consideration.  The total amount of funds expected to be required to pay for shares of Aegis common stock (other than shares owned by ACG Acquisition) and Series B Preferred Stock in the merger, and to pay related fees and expenses, is estimated to be approximately $3.7 million.  World Focus will obtain such funds from its one or more of its affiliated companies by way of inter-company loan, and the merger will not

i

be subject to any financing conditions.

Series B Preferred Stock.  Pursuant to the Certificate of Designation governing the terms of the Series B Preferred Stock, the Series B Preferred Stock has no voting rights but the consent of a majority of the holders of the Series B Preferred Stock then outstanding is required prior to any merger of Aegis with any other entity.  However, the holders of the Series B Preferred Stock cannot be located.  World Focus, therefore, intends to obtain an order from the Delaware Court of Chancery to permit the merger to be consummated without the consent of a majority of the holders of the Series B Preferred Stock.  In September 2003, Aegis received an order from the Chancery Court granting relief from the same provision of the Series B Preferred Stock Certificate of Designation in connection with a proposed prior merger.  Pursuant to the Certificate of Designation, upon the liquidation, dissolution or winding up of Aegis, holders of Series B Preferred Stock are entitled to $3.60, plus accrued and unpaid dividends, for each share of Series B Preferred Stock (or an aggregate total Series B Preferred Stock purchase price of approximately $330,494, assuming the merger is consummated on October 31, 2006).  Pursuant to the terms of the order of the Delaware Chancery Court to be sought in connection with the merger, the amount of consideration payable to the holders of Series B Preferred Stock will be set aside and reserved for payment upon identification of the holders of the Series B Preferred Stock following closing of the merger.

The Filing Persons’ Position of the Fairness of the Merger.

The Filing Persons have concluded that the merger is both substantively and procedurally fair to the holders of the common stock of Aegis (other than ACG Acquisition) and the holders of the Series B Preferred Stock, based primarily on the following factors:

••                                    The going-private transaction represents an opportunity for the unaffiliated public stockholders to receive cash for each share of Aegis common stock, not subject to any financing condition, at a premium to $0.031 per share, the last sale price for a share of Aegis common stock on September 15, 2006, the last date on which the Aegis common stock traded prior to the date of the meeting of the Board of Directors of World Focus and ACG Acquisition held to discuss the merger.

••                                    The average daily trading volume for the common stock of Aegis for the three-month period prior to September 15, 2006, the last date on which the Aegis common stock traded prior to the date of the meeting of the Board of Directors of World Focus and ACG Acquisition held to discuss the merger, was approximately 147,000 shares, which is a limited trading volume; therefore, the common stock of Aegis has limited liquidity to the unaffiliated public stockholders and it may be difficult for the unaffiliated public stockholders to sell significant blocks of common stock of Aegis without adversely impacting the trading price.

••                                    The $0.05 per share consideration to be paid for shares of Aegis common stock entitled to receive consideration in the merger substantially exceeds the per share negative net book value of each share of Aegis common stock, calculated on a diluted basis, which, based on the most recent unaudited balance sheets of Aegis, was approximately $(0.004) at June 30, 2006.

••                                    Our management derived a range of potential prices for Aegis’ common stock by applying average revenue and EBITDA multiples implied by the closing trading prices and enterprise values (equity market capitalization plus preferred stock and total debt less cash and equivalents) of certain publicly-traded companies. The low, mean and high prices using an average EBITDA multiple were $0.032, $0.046 and $0.075, respectively. The low, mean and high prices using an average revenue multiple were $0.024, $0.065, and $0.196, respectively.

••                                    On September 14, 2006, World Focus entered into an agreement with Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P. and Questor Side-by-Side Partners II 3(c)(1), L.P. to purchase from those Questor entities 73,171,007 shares of Aegis common stock at a purchase price of $0.0268 per share, which reflects the negotiated price at which the Questor entities agreed to sell their shares of common stock of Aegis.  World Focus has agreed to pay the Questor entities the difference between $0.0268 per share and the highest per share price World Focus pays to acquire shares of Aegis common stock, including in connection with the merger, during the 18-month period following the acquisition of the Aegis common stock from the Questor entities.

••                                    Aegis will no longer be subject to the costly reporting and other disclosure requirements of the Securities Exchange Act of 1934, including those instituted under the Sarbanes-Oxley Act of 2002.

••                                    The unaffiliated stockholders of Aegis will be entitled to exercise appraisal rights and demand “fair value” for their shares as determined by the Delaware Court of Chancery, which may be determined to be more or less than (or equivalent to) the amount of cash consideration offered to such holders for such shares pursuant to the merger. The notice and other requirements under Section 262 of the Delaware General Corporation Law with respect to the Series B Preferred Stock may be extended or otherwise changed or modified pursuant to an order of the Delaware Court of Chancery.  See “Special Factors - Purposes, Alternatives, Reasons and Effects of the Merger” and Item 4 “Terms of the Transaction” beginning on pages 2 and 19, respectively, of this Schedule 13E-3.

••                                    The holders of Series B Preferred Stock of Aegis will be entitled to receive $3.60, plus all accrued and unpaid dividends, for each share of Series B Preferred Stock, which is equal to the amount to be received for each share of Series B Preferred Stock upon a liquidation, dissolution or winding up of Aegis pursuant to the Series B Preferred Stock Certificate of Designation (or an aggregate total Series B Preferred Stock purchase price of approximately $330,494, assuming the merger is consummated on October 31, 2006).

Consequences of the Merger.

Completion of the merger will have the following consequences:

••                                    Aegis will be a privately held corporation, with World Focus owning 100% of the equity interest in Aegis and its business.

••                                    Only the holders of the stock of World Focus will have the opportunity to participate in the future earnings and growth, if any, of Aegis. Similarly, only the holders of the stock of World Focus will face the risk of losses generated by Aegis’ operations or a decline in value of Aegis after the merger.

••                                    The shares of Aegis common stock will no longer be publicly traded. In addition, Aegis will no longer be subject to the reporting and other disclosure requirements of the Securities Exchange Act of 1934, including requirements to file annual, periodic and other reports or to provide the type of going private disclosure contained in this Schedule 13E-3.

••                                    Subject to the exercise of statutory appraisal rights, each share of Aegis common stock (other than shares held by ACG Acquisition or shares held in treasury) will be converted into the right to receive $0.05 per share in cash, without interest (or an aggregate total common stock purchase price of approximately $2.96 million).

••                                    Subject to the exercise of statutory appraisal rights, each share of Series B Preferred Stock (other than shares held in treasury) will be converted into the right to receive $3.60, plus all accrued and unpaid dividends (or an aggregate total Series B Preferred Stock purchase price of approximately $330,494, assuming the merger is consummated on October 31, 2006).

Appraisal Rights.

You have a statutory right to demand payment of the fair value of your Aegis capital stock as determined in a judicial appraisal proceeding in accordance with Section 262 of the Delaware General Corporation Law, plus a fair rate of interest, if any, from the date of the merger, provided that, with respect to the Series B Preferred Stock, the notice and other requirements under Section 262 may be extended or otherwise changed or modified pursuant to an order of the Delaware Court of Chancery. This value may be more or less than (or equivalent to) the amount of cash consideration offered for your shares pursuant to the merger. Except as otherwise provided in any such order of the Delaware Court of Chancery, in order to assert these rights, you must make a written demand for appraisal within 20 days after the date of mailing of the Notice of Merger and Appraisal Rights and otherwise comply with the procedures for exercising appraisal rights set forth in the Delaware General Corporation Law. The statutory right of appraisal is set out in Section 262 of the Delaware General Corporation Law, a copy of which is attached as Exhibit (F) hereto. Any failure to comply strictly with the provisions of Section 262 may result in an irrevocable loss of such right. Due to the complexity of the procedures for asserting appraisal rights, stockholders seeking to exercise their statutory right of appraisal are encouraged to seek advice from legal counsel.  See Item 4(d) “Terms of the Transaction — Appraisal Rights” beginning on page 20 of this Schedule 13E-3.

Where You Can Find More Information.

More information regarding Aegis is available from its public filings with the Securities and Exchange Commission, referred to herein as the “Commission.”  See Item 2 “Subject Company Information” and Item 3 “Identity and Background of Filing Persons” beginning on pages 17 and 18, respectively, of this Schedule 13E-3.  If you have any questions about the merger, please contact Uday Gujadhur at 212-758-5520 or Surendra Agarwal at 011-91-22-6660-1100.

INTRODUCTION

This Transaction Statement on Schedule 13E-3 is being filed by World Focus, a Mauritius company duly incorporated under the provisions of the Companies Act, 2001 on October 19, 2004 (“World Focus”), and ACG Acquisition, Inc. (“ACG Acquisition”), a Delaware corporation and a wholly-owned subsidiary of World Focus. These entities are collectively referred to in this Transaction Statement as the “Filing Persons.”  This Transaction Statement is filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. This Schedule 13E-3 is being filed in connection with a short-form merger (the “Merger”) of ACG Acquisition with and into Aegis Communications Group, Inc., a Delaware corporation (“Aegis”), under Section 253 of the Delaware General Corporation Law (“DGCL”).  The effective date (the “Effective Date”) of the Merger is expected to be October 31, 2006, or as soon as possible afterwards.

As of September 18, 2006, there were 1,147,217,086 shares of common stock, $0.01 par value per share (the “Shares”), and 29,778 shares of Series B Preferred Stock, $0.01 par value per share (the “Series B Preferred Stock”), of Aegis issued and outstanding.  As of September 18, 2006, World Focus held a total of 1,087,997,075 Shares, or approximately 94.84% of the total Shares outstanding, and no shares of Series B Preferred Stock. World Focus intends to contribute the Shares that it currently owns to ACG Acquisition immediately before the Effective Date.

Upon consummation of the Merger, (i) each outstanding Share (other than Shares held by ACG Acquisition, Aegis and stockholders of Aegis who properly exercise statutory appraisal rights under the DGCL) will be automatically converted into the right to receive $0.05 per Share in cash, without interest, and (ii) each outstanding share of Series B preferred Stock (other than treasury shares and shares held by holders of Series B Preferred Stock who properly exercise statutory appraisal rights under the DGCL) will be automatically converted into the right to receive $3.60, plus all accrued and unpaid dividends thereon, in each case upon surrender of the certificate representing such shares to the Paying Agent identified in the Letter of Transmittal, which will be mailed to stockholders of record of Aegis as of the Effective Date.

Instructions with regard to the surrender of stock certificates, together with a description of statutory appraisal rights, will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which documents will be mailed to stockholders of record of Aegis as of the Effective Date and should be read carefully.

Under the DGCL, no action is required by the Board of Directors or the stockholders of Aegis, other than ACG Acquisition, for the Merger to become effective. Upon the effectiveness of the Merger, each share of common stock of ACG Acquisition (all of which will be held by World Focus) will be converted into one share of the surviving corporation, and the shares of Aegis common stock held by ACG Acquisition will be cancelled. Aegis will be the surviving corporation in the Merger. As a result of the Merger, World Focus will be the only stockholder of Aegis.

As of September 18, 2006, there were no options to purchase Shares (the “Options”) outstanding under any of Aegis’ stock option plans, and there were no non-plan options to purchase Aegis common stock outstanding.  As of September 18, 2006, there were no warrants to purchase capital stock or other convertible securities of Aegis outstanding.

Pursuant to the Certificate of Designation governing the terms of the Series B Preferred Stock (the “Certificate of Designation”), the Series B Preferred Stock has no voting rights, but the consent of a majority of the holders of the Series B Preferred Stock then outstanding is required prior to any merger of Aegis with any other entity.  However, the holders of the Series B Preferred Stock cannot be located.  World Focus, therefore, intends to obtain an order from the Delaware Court of Chancery to permit the Merger to be consummated without the consent of a majority of the holders of the Series B Preferred Stock.  In September 2003, Aegis received an order from the Chancery Court granting relief from the same provision of the Certificate of Designation in connection with a proposed prior merger.  Pursuant to the Certificate of Designation, upon the liquidation, dissolution or winding up of Aegis, holders of Series B Preferred Stock are entitled to $3.60, plus accrued and unpaid dividends, for each share of Series B Preferred Stock.  Pursuant to the terms of the order of the Delaware Chancery Court to be sought in connection with the Merger, the amount of consideration payable to the holders of Series B Preferred Stock will be set aside and reserved for payment upon identification of the holders of the Series B Preferred Stock following closing of the Merger.

This Schedule 13E-3 and the documents incorporated by reference in this Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief or current expectations of the Filing Persons, including statements concerning the Filing Persons’ strategies following completion of the Merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, such as general economic conditions, positions and strategies of competitors and the ability to obtain financing.

SPECIAL FACTORS

PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER

Purposes

On September 18, 2006, the Board of Directors of World Focus and ACG Acquisition authorized the management of World Focus and ACG Acquisition to proceed with a proposal to merge ACG Acquisition, its wholly-owned subsidiary, into Aegis, following which Aegis will be a wholly-owned subsidiary of World Focus. The purpose of the Merger is for World Focus to acquire the minority public interest in Aegis and to provide Aegis’ stockholders other than World Focus or ACG Acquisition (that is, the unaffiliated stockholders of Aegis) with cash consideration for each of their Shares. Following the Merger, World Focus plans to retain Aegis as part of its business. World Focus believes that the limited trading volume in the Shares makes ownership of the Shares unattractive to the public holders of the Shares because the Shares are not readily salable in the public market. World Focus also believes that, given Aegis’ very small stockholder base (estimated to be approximately 700 stockholders), the costs of maintaining Aegis’ status as a public company are not justified.

Alternatives

World Focus and ACG Acquisition believe that effecting the transaction by way of a short-form merger with ACG Acquisition under Section 253 of the DGCL is the quickest and most cost effective way for World Focus to acquire the outstanding public minority equity interest in Aegis as well as an equitable and fair way to provide liquidity, in the form of the merger consideration to the minority shareholders for their shares. World Focus and ACG Acquisition considered and rejected the alternative of a long-form merger or a reverse stock split because of the cost and delay of obtaining the approvals of Aegis’ Board of Directors and of the unaffiliated stockholders of Aegis. World Focus and ACG Acquisition also rejected the alternative of a tender offer as it entailed additional costs and a subsequent short-form merger would in all likelihood still be required.

Reasons

In determining whether to acquire the outstanding public minority equity interest in Aegis and to effect the Merger, the Filing Persons considered the following to be the principal benefits of taking Aegis private:

••                                    the reduction in the amount of public information available to competitors about Aegis’ businesses that would result from the termination of Aegis’ obligations under the reporting requirements of the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder and any other requirements of the Commission;

••                                    the elimination of burdens on Aegis’ management associated with public reporting and other tasks resulting from Aegis’ public company status, including, for example, the dedication of time by and resources of Aegis’ management to stockholder inquiries and investor and public relations;

••                                    the decrease in costs, particularly those associated with being a public company (for example, as a privately-held entity, Aegis would no longer be required to file quarterly, annual or other periodic reports with the Commission or publish and distribute to its stockholders annual reports and proxy statements), that the Filing Persons anticipate could result in savings of approximately $500,000 per year, including audit and legal fees;

••                                    the greater flexibility that Aegis’ management would have to focus on long-term business goals, as opposed to quarterly earnings, as a non-reporting company, particularly in light of the potential volatility in Aegis’ quarterly earnings;

••                                    the fact that the trading volume of the Shares is very low and in the last three months an average of only approximately 147,000 Shares traded per day, which indicates limited liquidity to the unaffiliated public stockholders;

••                                    the lack of interest by institutional investors in companies with a limited public float; and

••                                    the fact that the Merger will afford the holders of Shares and Series B Preferred Stock the opportunity to receive cash for their shares at a price considered fair by the Board of Directors of World Focus and ACG Acquisition should they be located (or, in the alternative, to seek an appraisal of the fair value of such shares pursuant to and in accordance with Section 262 of the DGCL).

The Filing Persons also considered the advantages and disadvantages of certain alternatives to acquiring the minority stockholder interest in Aegis, including leaving Aegis as a majority-owned, public subsidiary.

In the view of the Filing Persons, the principal advantage to the Filing Persons of leaving Aegis as a majority-owned, public subsidiary would be the ability of the Filing Persons to invest the cash that would otherwise be required to acquire the minority stockholder interest in Aegis through the proposed short-form merger for other purposes. The disadvantages of leaving Aegis as a majority-owned, public subsidiary which were considered by the Filing Persons included the inability to achieve many of the benefits discussed above. The Filing Persons concluded that the advantages of leaving Aegis as a majority-owned, public subsidiary were significantly outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.

The Filing Persons also considered the low volume of trading in the Shares and considered that the Merger would result in immediate liquidity for the unaffiliated stockholders of Aegis. In addition, the Filing Persons considered the downward trends in the price of the Shares in the past twelve months.

The Filing Persons have determined to effect the Merger at this time because they wish to immediately realize the benefits of taking Aegis private, as discussed above. The Filing Persons were not able to effect a transaction like the Merger before acquiring a significant equity interest in Aegis. Aegis’ stock price was not a significant factor in the timing of the Filing Persons’ decision to conduct the Merger.

This Rule 13e-3 transaction is structured as a short-form merger under Section 253 of the DGCL. This form of merger offers the stockholders of Aegis (other than ACG Acquisition) the right to receive cash for their shares quickly (or to seek an appraisal of the fair value of such shares) and allows Aegis to become a wholly-owned subsidiary of World Focus without any action by the Board of Directors of Aegis or the unaffiliated stockholders of Aegis.

Effects

General.  Upon completion of the Merger, only the holders of the stock of World Focus (which will be the sole stockholder of Aegis) will have the opportunity to participate in the future earnings and growth, if any, of Aegis. Similarly, only the holders of the stock of World Focus will face the risk of losses generated by Aegis’ operations or the decline in value of Aegis after the Merger. The Filing Persons will indirectly realize all of the benefit in the estimated $500,000 of annual cost savings resulting from Aegis no longer being public. The Filing Persons’ beneficial ownership of Aegis shares immediately prior to the Merger in the aggregate will amount to approximately 94.84%. Upon completion of the Merger, the Filing Persons’ interest in Aegis’ book value (approximately $(4.4) million on June 30, 2006) and net loss (approximately $13 million for the fiscal year ended December 31, 2005) will increase from approximately 94.84% to 100% of those amounts.

Stockholders.  Upon completion of the Merger, the unaffiliated stockholders of Aegis will no longer have any interest in, and will not be stockholders of, Aegis and therefore will not participate in Aegis’ future earnings and potential growth and will no longer bear the risk of any decreases in the value of Aegis. In addition, the unaffiliated stockholders of Aegis will not share in any distribution of proceeds after any sales of businesses of Aegis, whether contemplated at the time of the Merger or after the Merger. See Item 6(c), “Purposes of the Transaction and Plans or Proposals - Plans,” beginning on page 29 of this Schedule 13E-3. All other incidents of stock ownership with respect to such unaffiliated stockholders, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of Aegis and to receive appraisal rights upon certain mergers or consolidations of Aegis (except appraisal rights perfected in connection with the Merger), will be extinguished upon completion of the Merger.

Upon completion of the Merger, the unaffiliated stockholders of Aegis will have liquidity, in the form of the merger consideration, in place of an ongoing equity interest in Aegis. In summary, if the Merger is completed, the unaffiliated stockholders of Aegis will have no ongoing rights as stockholders of Aegis, but will be entitled to seek an appraisal of the fair value of their shares from the Delaware Court of Chancery pursuant to and in accordance with Section 262 of the DGCL.

The Shares.  Once the Merger is consummated, public trading of the Shares will cease. The Filing Persons intend to deregister the Shares under the Exchange Act. As a result, Aegis will no longer be required to file annual, quarterly and other reports with the Commission under Section 13(a) of the Exchange Act and will no longer be subject to the proxy rules under Section 14 of the Exchange Act. In addition, the principal stockholder of Aegis will no longer be subject to reporting its ownership of Shares under Section 13 of the Exchange Act or to the requirement under Section 16 of the Exchange Act to disgorge to Aegis certain profits from the purchase and sale of Shares.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a general description of the material U.S. federal income tax consequences of the Merger to beneficial owners of Shares. This description is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Schedule 13E-3. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below. This description does not address any aspect of state, local, foreign or other taxation, and does not address tax considerations applicable to holders that may be subject to special tax rules, including:

••                                    banks, financial institutions or insurance companies;

••                                    real estate investment trusts, regulated investment companies or grantor trusts;

••                                    dealers or traders in securities or currencies;

••                                    tax-exempt entities;

••                                    persons that received our stock as compensation for the performance of services;

••                                    persons that will hold our stock as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

••                                    persons that have a “functional currency” other than the U.S. dollar;

••                                    holders that are deemed to own 10% or more, by voting power or value, of our stock; or

••                                    holders that are not U.S. Holders (as defined below).

For purposes of this description, a “U.S. Holder” is a beneficial owner of Shares that, for U.S. federal income tax purposes, is:

••                                    a citizen or resident of the U.S.;

••                                    a partnership or corporation created or organized in or under the laws of the U.S. or any state thereof, including the District of  Columbia;

••                                    an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

••                                    a trust if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within  the U.S. is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

The receipt of cash by a stockholder, pursuant to the Merger or pursuant to the exercise of the stockholder’s statutory appraisal rights, will be a taxable transaction for U.S. federal income tax purposes and may also be taxable for state and local income tax purposes as well. Accordingly, a stockholder will recognize gain or loss equal to the difference between (1) the amount of cash that such stockholder receives in the Merger (including amounts you receive if you assert your appraisal rights) and (2) such stockholder’s adjusted tax basis in its Shares. Such gain or loss will be capital gain or loss if the stockholder holds the Shares as a capital asset, and generally will be long-term capital gain or loss if, at the effective date of the Merger, the stockholder has held the Shares for more than one year.

The cash payments made to a stockholder pursuant to the Merger will be subject to U.S. federal backup withholding at a rate of 30% unless the stockholder provides the Paying Agent with his, her or its tax identification number (social security number or employer identification number) and certifies that such number is correct, or unless an exemption from backup withholding applies. In addition, such payments generally will be subject to information reporting.

World Focus believes that the holders of Series B Preferred Stock, if still in existence, are not United States entities and therefore the foregoing description would not apply to them.  Such holders are advised to consult with their own tax advisors with respect to the tax consequences of the Merger.

EACH BENEFICIAL OWNER OF SHARES IS URGED TO CONSULT SUCH BENEFICIAL OWNER’S TAX ADVISER AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH BENEFICIAL OWNER OF THE MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

FAIRNESS OF THE MERGER

Position of the Filing Persons as to the Fairness of the Merger

Because World Focus currently owns a majority of the Shares, World Focus and ACG Acquisition are deemed “affiliates” of Aegis within the meaning of Rule 12b-2 under the Exchange Act. Accordingly, in compliance with Rule 13e-3 under the Exchange Act, the Board of Directors of World Focus and ACG Acquisition have considered the substantive and procedural fairness of the Merger to the unaffiliated stockholders of Aegis.

Each of the Filing Persons has determined that the Merger is both substantively and procedurally fair to the unaffiliated stockholders of Aegis. This belief is based, in part, upon the factors considered by the Board of Directors of World Focus and ACG Acquisition in reaching their determination that the Merger is fair to the unaffiliated stockholders of Aegis.

On September 18, 2006, the Board of Directors of World Focus and ACG Acquisition held a meeting at which the proposed plan to acquire the minority stockholder interest in Aegis through the Merger was presented and discussed. At this meeting, the World Focus and ACG Acquisition Board of Directors resolved to take Aegis private by having ACG Acquisition acquire for cash, through the Merger, all of the shares held by the unaffiliated stockholders of Aegis at a purchase price of (i) $0.05 per Share and (ii) $3.60 (plus accrued and unpaid dividends) per share of Series B Preferred Stock.  The World Focus and ACG Acquisition Board of Directors have determined that the Merger is fair to the unaffiliated stockholders of Aegis.

Factors Considered In Determining Fairness

In reaching its determination that the terms of the Merger are fair to the unaffiliated stockholders of Aegis, the World Focus and ACG Acquisition Board of Directors considered the factors set forth in this Section, which constitute all of the material factors considered by the World Focus and ACG Acquisition Board of Directors in making its determination. The World Focus Board of Directors determined that each of the following factors supported its belief that the Merger is fair to the unaffiliated stockholders of Aegis:

••                                    Financial Analysis.  In considering the fairness of the Merger from a financial point of view to Aegis’ unaffiliated stockholders, the World Focus and ACG Acquisition Board of Directors reviewed, relied in part upon, and adopted an analysis of the ranges of potential values of the Shares that result from the application of accepted valuation methodologies. This financial analysis, including the selection of valuation methodologies, was prepared by the management of World Focus and/or its affiliates (“Management”) at the direction of the World Focus and ACG Acquisition Board of Directors for the World Focus and ACG Acquisition Board of Directors’ review, consideration and adoption. The financial analyses undertaken by Management included an analysis based upon net book values, public trading multiples and recent acquisitions of Shares by World Focus from Deutsche Bank and the expected purchase price for the potential purchase of Shares from Questor Partners Fund II, LP and certain of its affiliates (collectively, “Questor”), described in “Recent Purchase of Shares by World Focus” below. The analysis based upon net book values indicated an estimated equity value for the Shares of approximately $(0.004) per Share (excluding Shares held in treasury). With respect to going concern value, management considered an analysis of trading multiples of companies engaged in businesses which Management judged to be analogous to Aegis’ business, which indicated low, mean and high prices using an average EBIDTA multiple at $0.032, $0.046 and $0.075, respectively.  In addition, the low, mean and high prices using an average revenue multiple were $0.024, $0.065, and $0.196, respectively.  Notwithstanding that the above factors led Management to initially believe that a price per Share in the range of $0.0268 to $0.046 would be fair to Aegis’ unaffiliated stockholders, Management nevertheless adopted the conclusions and analyses of Stifel, Nicolaus & Company, Incorporated (“Stifel Nicolaus”) regarding the fairness, from a financial point of view, of the $0.05 per share purchase price proposed to be paid to the unaffiliated shareholders of Aegis and recommended such price to the Boards of Directors of the Filing Persons at their joint meeting on September 18, 2006, which conclusions and price were in turn adopted by such Boards. See “Reports, Opinions, Appraisals and Negotiations” beginning on page 11 of this Schedule 13E-3.

••                                    The relative lack of liquidity for the Shares and the liquidity that will be realized by the unaffiliated stockholders of Aegis from the Merger.  The World Focus and ACG Acquisition Board of Directors believed that the liquidity that would result from the Merger would be beneficial to the unaffiliated stockholders of Aegis because World Focus’ ownership of approximately 94.84% of the outstanding Shares (1) results in an extremely small public float that limits the amount of trading in the Shares and (2) decreases the likelihood that a proposal to acquire the Shares by an independent entity could succeed without the consent of World Focus. In addition, the Series B Preferred Stock is not publicly traded and therefore is extremely illiquid.

••                                    Current and historical market prices.  The Filing Persons did not consider current or historical market prices for the Shares as relevant to their belief that the Merger is fair.  The Filing Persons believe that the market price for the Shares immediately prior to September 15, 2006 (the last date on which the Shares traded prior to the date of the meeting of the Board of Directors of World Focus and ACG Acquisition held to discuss the Merger), which is lower than the $0.05 per Share merger consideration, is not indicative of the current fair value of the Shares.  The trading volumes at that time were extremely low, and the Filing Persons believe that most stockholders would not have been able to sell their Shares even at those prices due to the general lack of liquidity for the Shares.

The Filing Persons believe that historical market prices do not reflect Aegis’ current financial condition or recent operating performance.  The Filing Persons believe that historical market prices are not relevant as there has not been adequate liquidity in the market or trading volume of Shares to sufficiently reflect the underlying performance and value of Aegis.  In addition, due to thin market liquidity, relatively small trades can have a disproportionately large effect on share price.  The percentage of average trading volume over the last two years was never more than 0.03% of the total number of Shares outstanding.  In addition, the Filing Persons note that in seven of the last eight quarters, seven days following Aegis’ earnings announcements, the Share price moved in the opposite direction of the earnings results for that quarter.

•                                          Net book value.  The $0.05 per Share consideration to be paid for the Shares in the Merger exceeds the per Share negative net book value of each Share, calculated on a diluted basis, which, based on the most recent unaudited balance sheets of Aegis, was approximately $(0.004) at June 30, 2006.

•                                          Liquidation value analysis.  The Board of Directors of World Focus and ACG Acquisition did not consider the $0.05 per Share merger consideration as compared to any implied liquidation value because it was not contemplated that Aegis be liquidated, whether or not the Merger was completed.

•                                          Previous purchases.  In forming their belief as to the fairness of the Merger to the unaffiliated stockholders of Aegis, the Filing Persons did not consider the purchase prices paid by them or their affiliates for previous purchases of Shares (other than World Focus’ recent purchase of Shares from Questor and Deutsche Bank and the conversion of a note issued by Aegis for Shares) to be material to their conclusion regarding the fairness of the Merger because the prices paid or deemed to have been paid for such Shares may not reflect the current value of Aegis.  The Filing Persons do not consider purchases of Shares prior to February 2006 to be indicative of the current value of the Shares because they do not represent the recent operating performance of Aegis.  As more fully described in “Item 5. Past Contacts, Transactions, Negotiations and Agreements” beginning on page 22 of this Schedule 13E-3, previous purchases by the Filing Persons or their affiliates of Shares (or warrants exercisable for Shares) include the following:

Date of Transaction	Number of Shares	Type of Transaction	Aggregate Price	Per Share Price
November 5, 2003	264,358,628	Purchase of debt with warrants	$9,143,815	$	N/A
July 13, 2004	264,358,628	Exercise of warrants	$2,643,586		$0.045
December 23, 2004	150,000,000	Purchase of Shares from Deutsche Bank	$2,250,000		$0.015
September 28, 2005	414,358,628	Purchase of Shares from Essar Global Limited	$23,652,129		$0.057
December 28, 2005	487,164,064	Conversion of Aegis debt note	$18,501,000		$0.038
February 15, 2006	113,303,304	Purchase of Shares from Deutsche Bank	$1,699,550		$0.015

••                                    Fairness Opinion of Stifel Nicolaus.  As described in “Reports, Opinions, Appraisals and Negotiations — Preparer and Summary of the Report, Opinion or Appraisal” below, Stifel Nicolaus provided a fairness opinion to the Board of Directors of World Focus and ACG Acquisition on September 15, 2006 regarding the fairness, from a financial point of view, of the $0.05 per Share merger consideration to be paid to holders (other than World Focus or ACG Acquisition and any holders exercising dissenters’ or appraisal rights under the DGCL) of Shares in connection with the Merger. A copy of Stifel Nicolaus’ fairness opinion is attached hereto as Exhibit (C).  Management adopted the conclusions and analyses of Stifel Nicolaus regarding the fairness, from a financial point of view, of the $0.05 per share purchase price proposed to be paid to the unaffiliated shareholders of Aegis and recommended such price to the boards of directors of the Filing Persons at their joint meeting on September 18, 2006, which conclusions and price were in turn adopted by such boards, as discussed above in “Financial Analysis”.

••                                    Lack of firm offers.  World Focus intends to retain its majority holdings in Aegis, and did not seek a buyer for Aegis. This fact foreclosed the opportunity to consider an alternative transaction with a third party purchaser of Aegis or otherwise provide liquidity in the form of a third party offer to the unaffiliated stockholders of Aegis. Neither World Focus nor its ultimately controlling stockholder, Essar Investments Limited, had solicited or received an offer for Aegis from a third party in the past two years leading up to the September 18, 2006 meeting of the World Focus and ACG Acquisition Board of Directors, nor subsequently. Accordingly, it is unlikely that finding a third party buyer for Aegis was a realistic option for the unaffiliated stockholders of Aegis. World Focus considered the absence of any third party buyer for Aegis to support the fairness of the Merger to the unaffiliated stockholders of Aegis, because the absence of a third party buyer demonstrated that the proposed Merger with World Focus was the only likely source of prompt liquidity for the Shares which was simultaneously available to all of the unaffiliated stockholders of Aegis.

In forming their belief as to the fairness of the Merger to the unaffiliated stockholders of Aegis, the Filing Persons did not consider the fact that they did not attempt to “shop” Aegis to prospective buyers as an alternative to the Merger.  The Filing Persons believe that “shopping” Aegis would not only entail substantial time delays and detract from the amount of Management’s time and energy focused on Aegis’ business, but would also disrupt and discourage Aegis’ employees and create extreme uncertainty among Aegis’ customers and suppliers.

••                                    Procedural fairness.  The Filing Persons also determined that the Merger is procedurally fair to the unaffiliated stockholders of Aegis.  In making such determination, the Filing Persons considered the following factors:

••                         Approval of security holders. Because the Merger is being effected as a short-form merger under Section 253 of the DGCL, it does not require approval by the stockholders of Aegis.

••                         Unaffiliated representative. The majority of Aegis’ directors who are not employed by Aegis have not obtained a representative to act on behalf of the unaffiliated stockholders of Aegis because neither approval of the Aegis Board of Directors nor the unaffiliated Aegis stockholders is required for the Merger.

••                         Approval of the directors of Aegis. Because the Merger is being effected as a short-form merger under Section 253 of the DGCL, it does not require approval by the Board of Directors of Aegis.

••                         Other Offers. No other firm offers have been made in the last two years for: (1) the merger or consolidation of Aegis with or into another company, or vice versa; (2) the sale or other transfer of all or any substantial part of the assets of Aegis; or (3) a purchase of Aegis’ securities that would enable the holder to exercise control of Aegis.

Notwithstanding the foregoing factors, the Filing Persons believe that the Merger is procedurally fair because the unaffiliated stockholders will be entitled to exercise appraisal rights to receive a court-determined fair value of their shares under Section 262 of the DGCL (see Item 4(d) “Terms of the Transaction — Appraisal Rights” beginning on page 20 of this Schedule 13E-3) and because they will receive advance notice of the Merger and because the Filing Persons believe that they have disclosed fully the relevant information to permit unaffiliated stockholders of Aegis to determine whether to accept the merger consideration or to exercise their appraisal rights with respect to their shares. Moreover, the Merger has been structured in compliance with Section 253 of the DGCL, which prescribes procedures for “short-form” mergers.

The Filing Persons have considered all of the foregoing factors and related analyses as a whole and believe that the Merger is substantively and procedurally fair to the unaffiliated stockholders of Aegis.

In addition to the foregoing factors and analyses that support the Filing Persons’ belief that the Merger is substantively and procedurally fair to the unaffiliated stockholders of Aegis, the Filing Persons have considered the following factors:

••                                    following the consummation of the Merger, the unaffiliated stockholders of Aegis will cease to participate in the future earnings or growth, if any, of Aegis, or benefit from an increase, if any, in the value of the equity interests of Aegis;

••                                    the interests of the Filing Persons in determining the merger consideration are adverse to the interests of the unaffiliated stockholders of Aegis;

••                                    because the Merger is being effected as a short-form merger pursuant to and in accordance with Section 253 of the DGCL and consequently does not require approval by Aegis’ Board of Directors or Aegis’ stockholders, and the holders of the Series B Preferred Stock have not been located (but it is anticipated that their limited consent right with regard to the Merger will be deemed to have been obtained as a result of an order of the Delaware Court of Chancery), neither Aegis’ Board of Directors nor any of the unaffiliated stockholders of Aegis will have the opportunity to vote on or approve the Merger or to exercise a right of consent or approval prior to the Merger; and

••                                    Aegis’ Board of Directors did not establish a special committee consisting of non-management, independent directors for the purpose of representing solely the interests of the unaffiliated stockholders of Aegis or retain independent advisers to assist with the evaluation of strategic alternatives, including the Merger, because neither approval of the Aegis Board of Directors or the unaffiliated Aegis stockholders is required for the Merger.

After having given these additional factors due consideration, the Filing Persons have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the Merger is substantively and procedurally fair to the unaffiliated stockholders of Aegis.

In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the Merger to the unaffiliated stockholders of Aegis, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank or otherwise assign relative weights to the specific factors they considered.  Moreover, the Filing Persons have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

The Filing Persons have not considered any factors, other than as stated above, regarding the fairness of the Merger to the unaffiliated stockholders of Aegis, as it is their view that the factors they considered provided a reasonable basis to form their belief.

Recent Purchases of Shares by World Focus

On September 14, 2006, World Focus entered into an agreement (the “Questor Agreement”) to purchase 73,171,007 Shares from Questor  for total cash consideration of $1,960,982.98, calculated at the rate of $0.0268 per Share. Pursuant to the Questor Agreement, if, during the 18-month period following the acquisition of the Shares from Questor, World Focus or any of its affiliates directly or indirectly (i) purchases or otherwise acquires any Aegis Common Stock for a per share purchase price in cash and/or other consideration which exceeds $0.0268 or (ii) effects a liquidation, distribution, dissolution, merger, consolidation, acquisition of assets or other business combination of any kind of or with Aegis or any affiliate thereof, or agrees to effect any liquidation, dissolution, distribution, merger, consolidation, acquisition of assets or other business combination of any kind of or with Aegis or any affiliate thereof, as a result of which any holder of Shares at any time after the date of the Questor Agreement receives per share consideration in cash and/or other consideration which exceeds $0.0268, World Focus agreed, in all such cases, to pay Questor, within thirty days after the date of any such event, an amount in cash equal to the product of: (1) the number of Shares purchased from Questor multiplied by (2) the excess of (i) the greatest amount per share received by any holder of Shares as a result of any such event over (ii) $0.0268.

With respect to such transaction with Questor, World Focus or its affiliates first contacted Questor about potentially purchasing Questor’s position in Aegis sometime in 1998 or 1999, at a time when Questor was the controlling shareholder of Aegis.  There were limited negotiations and an agreement was not reached.  Between November 2003, the time that World Focus’ affiliate and Deutsche Bank initially acquired their stake in Aegis, and early 2005 there were occasional contacts with Questor but no meaningful discussions or negotiations regarding the sale or purchase of Questor’s shares.  In mid-2005, Questor contacted World Focus to ascertain whether World Focus would have an interest in purchasing shares from Questor but no agreement was reached.  Negotiations with Questor were reinitiated by World Focus in June 2006, and centered principally on price.  In addition, the parties negotiated a provision whereby Questor would receive the difference between the price it received from World Focus for its Shares ($0.0268) and any higher price paid by World Focus for Shares within 18 months following the purchase of Questor.  Accordingly, after taking into account such make-whole payment by World Focus, Questor will receive the same $0.05 per share price that will be paid to unaffiliated shareholders of Aegis.  Such make-whole provision was requested by Questor without knowledge of the potential going-private transaction since no decision to take Aegis private had been made or discussed with Questor.  Negotiations took place between June 2006 and September 2006 and culminated in World Focus’ purchase of Questor’s position on September 14, 2006.

On February 15, 2006, World Focus purchased 113,303,304 Shares from Deutsche Bank AG London for total cash consideration of $1,699,549.56, calculated at the rate of $0.015 per share.

REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Preparer and Summary of the Report, Opinion or Appraisal

On August 10, 2006, the Board of Directors of World Focus engaged Stifel Nicolaus to provide a fairness opinion in connection with the Merger.  Stifel Nicolaus consented to the references to the fairness opinion in this Schedule 13E-3 and to the inclusion of the fairness opinion as an exhibit to this Schedule 13E-3.

On September 15, 2006, Stifel Nicolaus rendered its oral opinion, which was subsequently confirmed in writing, to the Board of Directors of World Focus and ACG Acquisition that, as of such date, the merger consideration of $0.05 per Share recommended by Management to be paid to the holders (such holders, other than World Focus, ACG Acquisition and any holders exercising dissenters’ or appraisal rights under the DGCL, the “Holders”) of Shares in connection with the Merger was fair to such Holders, from a financial point of view.

The full text of Stifel Nicolaus’ written opinion dated September 15, 2006, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached hereto as Exhibit (C) and is incorporated herein by reference. Holders of Shares are urged to, and should, read this opinion carefully and in its entirety in connection with this Transaction Statement. The summary of the opinion of Stifel Nicolaus set forth in this Transaction Statement is qualified in its entirety by reference to the full text of such opinion. The opinion of Stifel Nicolaus will not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the Merger. Stifel Nicolaus has no obligation to update, revise or reaffirm its opinion, and World Focus does not currently expect that it will request an updated opinion from Stifel Nicolaus.

No limitations were imposed by the World Focus and ACG Acquisition Board of Directors on the scope of Stifel Nicolaus’ investigation or the procedures to be followed by Stifel Nicolaus in rendering its opinion.  Stifel Nicolaus was not requested to and did not make any recommendation to the World Focus and ACG Acquisition Board of Directors as to the form or amount of the consideration to be paid to Aegis’ shareholders.  In arriving at its opinion, Stifel Nicolaus did not ascribe a specific range of values to Aegis.  Its opinion is based on the financial and comparative analyses described below.  Stifel Nicolaus’ opinion was directed to the World Focus and ACG Acquisition Board of Directors for their use in connection with their consideration of the Merger.  Stifel Nicolaus’ opinion addressed only the fairness of the $0.05 per Share merger consideration to the Holders from a financial point of view and did not address any other aspect of the Merger.  Stifel Nicolaus’ opinion was not intended to be and did not constitute a recommendation to the World Focus and ACG Acquisition Board of Directors as to how the Boards should vote on the Merger or to any shareholder of Aegis as to how such shareholder should vote at any shareholders’ meeting at which the Merger is considered or whether or not any shareholder should exercise any dissenters’ or appraisal rights available to such shareholder with respect to the Merger.  Additionally, Stifel Nicolaus’ opinion does not compare the relative merits of the Merger with any alternative transaction or business strategy which may have been available to or considered by World Focus as alternatives to the Merger and does not address the underlying business decision of World Focus or ACG Acquisition or their Board of Directors to proceed with or effect the Merger.  Stifel Nicolaus was not involved in structuring or negotiating the Merger and was not requested to explore alternatives to the Merger or solicit the interest of any other parties in pursuing transactions with World Focus or Aegis.  Stifel Nicolaus’ opinion also does not consider, address or opine on (i) the tax consequences of the Merger to the Holders of Shares, (ii) any other securities of Aegis or the holders thereof, including without limitation Aegis’ Series B Preferred Stock; or (iii) the stock purchase agreement between World Focus and the Questor entities, including without limitation the purchase price paid by World Focus to the Questor entities for shares of Aegis’ common stock pursuant thereto.

In conducting their financial analysis, Stifel Nicolaus reviewed, among other things:

••                                    the audited consolidated financial statements of Aegis for the fiscal years ended December 31, 2004 and 2005;

••                                    the unaudited consolidated financial statements of Aegis for the period ended June 30, 2006;

••                                    current and historical market prices of the Shares;

••                                    certain publicly available information concerning the business of Aegis and of certain other companies engaged in businesses deemed  by Stifel Nicolaus to be comparable to those of Aegis;

••                                    reviewed and discussed with representatives of Aegis’ senior management business and financial information furnished to Stifel Nicolaus by them, including financial forecasts and related assumptions of Aegis.  These forecasts consisted of revenue forecasts for 2006 to 2011 of $108.9 million, $120.1 million, $126.0 million, $132.0 million, $138.0 million and $145.0 million, respectively, and EBITDA forecasts for the same period of $8.2 million, $9.0 million, $9.9 million, $10.5 million, $11.4 million, and $12.4 million, respectively;

••                                    the reported market prices for securities of certain other companies deemed by Stifel Nicolaus to be comparable to Aegis; and

••                                    publicly available terms of certain transactions involving companies deemed by Stifel Nicolaus to be comparable to Aegis and the consideration paid for such companies.

In rendering its opinion, Stifel Nicolaus relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel Nicolaus by or on behalf of World Focus or Aegis, or that was otherwise reviewed by Stifel Nicolaus, and did not assume any responsibility for independently verifying any of such information.  With respect to the financial forecasts supplied to Stifel Nicolaus by Aegis, Stifel Nicolaus assumed that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of Management as to the future operating and financial performance of Aegis, and that they provided a reasonable basis upon which Stifel Nicolaus could form its opinion.  Such forecasts and projections were not prepared with the expectation of public disclosure.  All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions.  Accordingly, actual results could vary significantly from those set forth in such projected financial information.  Stifel Nicolaus has relied on this projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.

Stifel Nicolaus also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Aegis since the date of the last financial statements made available to it.  Stifel Nicolaus did not make or obtain any independent evaluation, appraisal or physical inspection of Aegis’ assets or liabilities.  Stifel Nicolaus assumed, with World Focus’ consent, that there were no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Merger will be satisfied and not waived.  Stifel Nicolaus also assumed that the Merger will be consummated substantially on the terms and conditions described to it, without any waiver of material terms or conditions by World Focus or Aegis, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Merger would not have an adverse effect on Aegis.

Stifel Nicolaus’ opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to it as of, the date of its opinion.  It is understood that subsequent developments may affect the conclusions reached in its opinion and that Stifel Nicolaus does not have any obligation to update, revise or reaffirm its opinion.

In connection with rendering its opinion, Stifel Nicolaus performed a variety of financial analyses that are summarized below.  Such summary does not purport to be a complete description of such analyses.  Stifel Nicolaus believes that its analyses and the summary set forth herein must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and processes underlying its opinion.  The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description.  In arriving at its opinion, Stifel Nicolaus considered the results of all of its analyses as a whole and did not attribute any particular weight to any analyses or factors considered by it.  The range of valuations resulting from any particular analysis described below should not be taken to be Stifel Nicolaus’ view of the actual value of Aegis.  In its analyses, Stifel Nicolaus made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Aegis or World Focus.  Any estimates contained in Stifel Nicolaus’ analyses are not necessarily indicative of actual future values or results, which may be significantly more or less favorable than suggested by such estimates.  Estimates of values of companies do not purport to be appraisals or necessarily reflect the actual prices at which companies or their securities actually may be sold.  No company or transaction utilized in Stifel Nicolaus’ analyses was identical to Aegis or the Merger. Accordingly, an analysis of the results described below is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other facts that could affect the public trading value of the companies to which they are being compared.  None of the analyses performed by Stifel Nicolaus was assigned a greater significance by Stifel Nicolaus than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Stifel Nicolaus.  The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which Aegis’ common stock may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

In accordance with customary investment banking practice, Stifel Nicolaus employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses that Stifel Nicolaus used in providing its opinion on September 15, 2006. Some of the summaries of financial analyses are presented in tabular format. In order to understand the financial analyses used by Stifel Nicolaus more fully, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of Stifel Nicolaus’ financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Stifel Nicolaus.  The summary data set forth below do not represent and should not be viewed by anyone as constituting conclusions reached by Stifel Nicolaus with respect to any of the analyses performed by it in connection with its opinion.  Rather, Stifel Nicolaus made its determination as to the fairness to the Holders of Shares of the $0.05 per Share merger consideration, from a financial point of view, on the basis of its experience and professional judgment after considering the results of all of the analyses performed. Accordingly, the data included in the summary tables and the corresponding imputed ranges of value for Aegis should be considered as a whole and in the context of the full narrative description of all of the financial analyses set forth in the following pages, including the assumptions underlying these analyses. Considering the data included in the summary table without considering the full narrative description of all of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the financial analyses performed by Stifel Nicolaus.

Subject to the foregoing, the following is a summary of the material financial analyses undertaken by Stifel Nicolaus with respect to Aegis and presented to the Board of Directors of World Focus and ACG Acquisition:

Comparable Companies Analysis.  As part of the financial analysis used to prepare its opinion, Stifel Nicolaus reviewed and compared the actual financial, operating and stock market information of certain companies in lines of business believed to be generally comparable to those of Aegis. These companies included APAC Customer Services,

Inc., Convergys Corp., ICT Group, Inc., INNOTRAC Corporation, Minacs Worldwide Inc., SITEL Corporation, StarTek, Inc., Sykes Enterprises, Inc., TeleTech Holdings, Inc., and West Corporation. These comparable companies were chosen by Stifel Nicolaus based on general business, operating and financial characteristics representative of companies in the industry in which Aegis operates.  No company or business used in the comparable companies analysis is identical or substantially identical to Aegis.

Specifically, Stifel Nicolaus analyzed the respective multiples of the enterprise value of these companies to their last twelve months’ earnings before interest, taxes, depreciation and amortization (“EBITDA”), 2006 calendar year estimated EBITDA, 2007 calendar year estimated EBITDA, last twelve months’ revenue, 2006 calendar year estimated revenue, and 2007 calendar year estimated revenue, and the market value of those companies to their last twelve months’ net income, 2006 calendar year estimated net income and 2007 calendar year estimated net income.  Stifel Nicolaus then derived a range of implied per share equity values for Aegis by applying the multiples of the comparable companies listed above to corresponding data for Aegis. This analysis indicated the following:

Comparable Company Analysis

	Enterprise Value /						Market Value /
	EBITDA			Revenue			Net Income
	LTM	2006E	2007P	LTM	2006E	2007P	LTM	2006E	2007P

Low	$0.014	$0.033	$0.022	$0.040	$0.042	$0.045	NMF	$0.031	$0.031
High	0.078	0.095	0.063	0.189	0.200	0.196	NMF	0.062	0.060
Mean	0.040	0.060	0.046	0.075	0.086	0.093	NMF	0.044	0.050
Median	0.039	0.055	0.051	0.064	0.077	0.079	NMF	0.042	0.052

“NMF” = Not Meaningful Information

Comparable Transactions Analysis.  Stifel Nicolaus conducted a comparable transactions analysis as part of the financial analysis in support of its opinion.  Using publicly available information, Stifel Nicolaus compared selected financial data of Aegis with similar data for selected transactions which it judged to be analogous to the Merger. These transactions were selected, among other reasons, because they were of similar size to the merger and in comparable industries. A comparable transactions analysis reviews and analyzes transactions, and the resulting implied multiples, involving companies in the same or similar industries as the company under review.  No acquired company or business used in the comparable transactions analysis is identical or substantially identical to Aegis.  For each transaction, EBITDA and revenue of the target for the most recent twelve months were measured. Stifel Nicolaus applied a range of multiples derived from such analysis to Aegis’ last twelve months’ EBITDA and revenue, which is summarized below.

Comparable Transaction Analysis

	Enterprise Value /
	LTM EBITDA	LTM Revenue
Low	NMF	NMF
High	$0.062	$0.194
Mean	0.032	0.058
Median	0.028	0.051

“NMF” = Not Meaningful Information

Discounted Cash Flow Analysis.  Stifel Nicolaus conducted a discounted cash flow analysis as part of the financial analysis in support of its opinion. Aegis provided Stifel Nicolaus with projections and other financial information relating to the expected future performance of Aegis. Aegis also provided Stifel Nicolaus with information relating to the achievement of strategic goals, objectives and targets over the applicable periods for Aegis’ projections. Stifel Nicolaus performed a discounted cash flow analysis based on projections and other financial information provided by Aegis. Stifel Nicolaus made a variety of assumptions in the discounted cash flow analysis, including using a range of discount rates from 10.5% to 11.5% and a range of terminal values for Aegis from 6.5x EBITDA to 7.5x EBITDA.

Based on the assumptions set forth above, Stifel Nicolaus’ discounted cash flow analysis indicated a range of per share equity values for Aegis of $0.046 to $0.054.

Leveraged Buyout Analysis.  Stifel Nicolaus conducted a leveraged buyout analysis as part of the financial analysis in support of its opinion. The leveraged buyout analysis determines the potential implied equity value per Share that might be achieved in an acquisition of Aegis in a leveraged buyout transaction based upon current market conditions. In conducting this analysis, Stifel Nicolaus assumed the following: (i) a capital structure comprised of total debt of approximately 3.5x 2006 estimated EBITDA, (ii) an equity investment that would achieve an annual rate of return in the range of 22.5% to 27.5% during a five-year period, (iii) a subordinated debt investment that would achieve an annual rate of return in the range of 14% to 18% during a five year period and (iv) a range of projected EBITDA terminal value multiples of 6.5x to 7.5x.

Based on the assumptions set forth above, Stifel Nicolaus calculated a per share equity valuation range of $0.033 to $0.042 for Aegis.

Premiums Paid Analysis. Stifel Nicolaus reviewed data from publicly available going private transactions occurring since January 1, 2000.  No such going private transaction is identical or substantially identical to the Merger.  Specifically, Stifel Nicolaus analyzed the acquisition price as a premium to the closing respective share price one day, one week and one month prior to the announcement of the transaction. Stifel Nicolaus segmented the transactions into three groups.  The first group analyzed going private transactions with acquisitions of remaining equity stakes less than 50%, the second group analyzed acquisitions of equity stakes between 10% and 50%, and the third group analyzed acquisitions of remaining equity stakes of less than 10% of the target’s outstanding shares.  Stifel Nicolaus compared the resulting stock price premiums for the reviewed transactions to the premiums implied by the $0.05 per Share merger consideration based on Aegis’ respective stock prices one day, one week and one month prior to the proposed transaction. Information regarding the premiums from Stifel Nicolaus’ analysis of such transactions at specified percentiles is provided in the following table:

Premiums Paid Analysis - Going Private Transactions

	Percentage Acquired: < 50%			Percentage Acquired: > 10% and < 50%			Percentage Acquired: < 10%
	1 Day	1 Week	1 Month	1 Day	1 Week	1 Month	1 Day	1 Week	1 Month
Low	$0.031	$0.030	$0.035	$0.031	$0.030	$0.035	$0.034	$0.033	$0.037
High	0.088	0.078	0.096	0.072	0.078	0.096	0.088	0.073	0.085
Mean	0.045	0.045	0.054	0.044	0.045	0.054	0.050	0.045	0.053
Median	0.041	0.040	0.049	0.040	0.039	0.049	0.043	0.040	0.049

Fairness Opinion Conclusion

Based upon the foregoing analyses and the assumptions and limitations set forth in full in the text of Stifel Nicolaus’ opinion letter, Stifel Nicolaus was of the opinion that, as of the date of Stifel Nicolaus’ opinion, the $0.05 per Share merger consideration to be paid to the Holders of Shares in connection with the merger was fair to such Holders, from a financial point of view.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description.  In arriving at its opinion, Stifel Nicolaus considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it.  Stifel Nicolaus believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying Stifel Nicolaus’ analyses and opinion; therefore, the range of valuations resulting from any particular analysis described above should not be taken to be Stifel Nicolaus’ view of the actual value of Aegis.

Stifel Nicolaus acted as financial advisor to the Board of Directors of World Focus in connection with the Merger and received a fee of $200,000 for such services, $50,000 of which was paid upon engagement and $150,000 of which was paid upon delivery of Stifel Nicolaus’ fairness opinion.  No part of such fee was contingent upon consummation of the Merger.  In addition, World Focus agreed to reimburse Stifel Nicolaus for its reasonable out-of-pocket expenses related to its engagement, including the fees and expenses of counsel, whether or not the Merger is consummated.  World Focus has also agreed to indemnify Stifel Nicolaus for certain liabilities relating to or arising out of its engagement.  In the past, a prior owner of part of Stifel Nicolaus’ Capital Markets business, provided investment banking services to Aegis and received customary fees for its services.  In the ordinary course of Stifel Nicolaus’ business, Stifel Nicolaus may actively trade securities of Aegis for its own account and for the accounts of its customers and, accordingly, Stifel Nicolaus may at any time hold a long or short position in such securities.

Stifel Nicolaus is an internationally-recognized investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts and valuations for real estate, corporate and other purposes. Stifel Nicolaus was selected to act as investment banker to the Board of Directors based upon the presentations and materials it had provided to the Board of Directors, its experience with respect to short form merger transactions and its experience, expertise and familiarity with Aegis’ business.

As described above, Stifel Nicolaus’ financial analysis was only one of many factors considered by the Board of Directors of World Focus and ACG Acquisition in their determination that the terms of the Merger are fair to the unaffiliated public stockholders of Aegis and should not be viewed as determinative of the views of the Board of Directors of World Focus and ACG Acquisition with respect to the value of Aegis.

TRANSACTION STATEMENT

Item 1. Summary Term Sheet

See the section above captioned “Summary Term Sheet.”

Item 2. Subject Company Information

(a)  Name and Address. The name of the subject company is Aegis Communications Group, Inc. The principal executive offices of Aegis are located at 8001 Bent Branch Drive, Irving, Texas 75063 and its telephone number is (972) 830-1800.

Aegis is subject to the informational reporting requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information are available for inspection and copying at the Commission’s public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may be obtained at prescribed rates from the Commission’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrations that file electronically with the Commission at http://www.sec.gov.

(b)  Securities. The exact title of the class of equity securities subject to the Merger is: Common Stock, par value $0.01 per share, and Series B Preferred Stock, par value $0.01 per share. As of September 18, 2006, a total of 1,147,217,086 Shares were outstanding and a total of 29,778 shares of Series B Preferred Stock were outstanding. In addition, as of September 18, 2006, no options or warrants to purchase Shares or other capital stock of Aegis were outstanding.

(c)  Trading Market and Price. Since September 20, 1999, the Shares have been trading on the OTC Bulletin Board under the symbol “AGIS.” The following table sets forth the high and low closing sales prices per Share for each of the periods indicated, as reported on the OTC Bulletin Board.

FISCAL 2005	High	Low
First Quarter	$0.28	$0.10
Second Quarter	$0.17	$0.06
Third Quarter	$0.10	$0.05
Fourth Quarter	$0.18	$0.08

FISCAL 2006
First Quarter	$0.06	$0.03
Second Quarter	$0.04	$0.03
Third Quarter (July 1, 2006 to September 15, 2006)	$0.04	$0.03

STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THEIR SHARES.

(d)  Dividends.  To the knowledge of the Filing Persons, after making reasonable inquiry, Aegis has not declared or paid any dividends during the two year period ending December 31, 2005 and the subsequent interim period in respect of the Shares.  Aegis has accrued total dividends of $219,720 through June 30, 2006 calculated at the cumulative rate of $0.36 per share per annum on 29,778 outstanding shares of Series B Preferred Stock.  Under the terms of Aegis’ Financing Agreement with CIT Group/Business Credit, Inc., dated May11, 2006 (the “Financing Agreement”), Aegis is prohibited from paying dividends on any of its equity interests, including the Series B Preferred Stock, until the termination of the Financing Agreement and full and final payment and satisfaction of all of its obligations thereunder.

(e)  Prior Public Offerings. Neither any of the Filing Persons nor, to the knowledge of the Filing Persons, Aegis, has made an underwritten public offering of the Shares for cash during the past two years that was registered under the Securities Act of 1933 or exempt from registration pursuant to Regulation A thereunder.

(f)  Prior Stock Purchases.  On September 14, 2006, World Focus purchased 73,171,007 Shares from Questor for total cash consideration of $1,960,982.98, calculated at the rate of $0.0268 per Share. See “Recent Purchase of Shares by World Focus” above.  Pursuant to the Questor Agreement, World Focus will need to pay to Questor on or prior to consummation of the Merger the difference between the $0.05 per Share merger consideration and the $0.0268 price paid to Questor.  On September 28, 2005, World Focus acquired 414,358,628 Shares from Essar Infrastructure Holdings Limited, formerly Essar Global Limited (“Essar”), an affiliate of Essar Investments Limited, the ultimately controlling stockholder of World Focus, for an aggregate price of $23,652,129, or approximately $0.057 per Share.  On February 7, 2006, World Focus acquired 487,164,064 Shares from Essar for an aggregate price of $18,512,234, or approximately $0.038 per Share.  Essar acquired these Shares upon conversion of a note for $18.5 million into Shares on December 28, 2005.  On February 15, 2006, World Focus acquired 113,303,304 Shares from Deutsche Bank AG London for an aggregate price of $1,699,549.56, or approximately $0.015 per Share.  Except as set forth in the previous two sentences and as described under Item 5 below, none of the Filing Persons nor any affiliate of any of the Filing Persons has purchased any Shares during the past two years.

Item 3. Identity and Background of Filing Persons

World Focus

(a)  Name and Address.  World Focus’s principal business address, which also serves as its principal office, is 10, Frere Felix de Valois Street, Port Louis, Mauritius, and its telephone number is 011-230-202-3000. World Focus beneficially owns approximately 94.84% of the Shares. These Shares were acquired as discussed below in Item 5. “Past Contacts, Transactions, Negotiations and Agreements.” World Focus is ultimately controlled by Essar Investments Limited. The sole director of World Focus is Minimax Limited. The secretary of World Focus is Multiconsult Limited. Aegis BPO Services Limited is the directly controlling stockholder of World Focus and Essar Investments Limited is the ultimately controlling stockholder of World Focus.

(b)  Business Background of Entity.  World Focus, a Mauritius company duly incorporated under the provisions of the Companies Act, 2001 on October 19, 2004, owns approximately 94.84% of the Shares. World Focus was formed for the purpose of holding the Shares and serving as the vehicle with respect to any further transactions involving Aegis.

(c)  Business and Background of Natural Persons.  Not applicable.

ACG Acquisition, Inc.

(a) Name and Address. ACG Acquisition was recently formed by World Focus for this transaction. ACG Acquisition’s principal business address, which also serves as its principal office, is 145 East 48th Street, 36th Floor, New York, NY 10017, and its telephone number is (212) 758-5520. ACG Acquisition is wholly owned by World Focus.

(b)  Business Background of Entity. ACG Acquisition was formed for the sole purpose of acquiring all of the Shares held by World Focus and, following such acquisition, merging with and into Aegis. ACG Acquisition is organized under the laws of the State of Delaware.

(c)  Business and Background of Natural Persons. The name, business address, position with ACG Acquisition, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of ACG Acquisition, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto.

Other persons

The name, business address, position with Minimax Limited, Multiconsult Limited, Aegis BPO Services Limited

and Essar Investments Limited, principal occupation, five-year employment history and citizenship of each of the control people, officers and directors and group members, together with the names, principal businesses and addresses of any corporations or other organizations in which principal occupations are conducted, are set forth on Schedule I hereto.

Item 4. Terms of the Transaction

(a)  Material Terms. Prior to the Effective Date, World Focus will contribute 1,087,997,075 Shares to ACG Acquisition, representing in the aggregate approximately 94.84% of the Shares outstanding. On the Effective Date, ACG Acquisition will merge with and into Aegis pursuant to Section 253 of the DGCL, with Aegis to be the surviving corporation. To so merge, the Board of Directors of World Focus and ACG Acquisition, and World Focus as the sole stockholder of ACG Acquisition, will approve the Merger, and ACG Acquisition will file a certificate of ownership and merger with the Secretary of State of Delaware. On the Effective Date:

••                                    each Share issued and outstanding immediately prior to the Effective Date (other than Shares held by World Focus or ACG Acquisition, shares held in Treasury and shares with respect to which appraisal rights have been exercised) will be converted into and become a right to receive $0.05;

••                                    each share of Series B Preferred Stock issued and outstanding immediately prior to the Effective Date (except with respect to holders of Series B Preferred Stock who properly exercise their statutory appraisal rights under the DGCL) will be converted into and become a right to receive $3.60, plus all accrued and unpaid dividends thereon;

••                                    the Aegis common stock held by ACG Acquisition will be cancelled; and

••                                    each share of ACG Acquisition’s capital stock issued and outstanding immediately prior to the Effective Date shall be converted into one validly issued, fully paid and non-assessable share of common stock of Aegis as the surviving corporation of the Merger. As a result of the Merger, World Focus will own all of the outstanding equity interests in Aegis.

World Focus and ACG Acquisition intend to take all necessary and appropriate action to cause the Merger to become effective on the proposed Effective Date without a meeting or consent of Aegis’ Board of Directors or stockholders of Aegis. Among such actions are contingent upon World Focus and Aegis obtaining an order from the Delaware Chancery Court relieving ACG Acquisition from any required consent or approval right of the Series B Preferred Stock prior to the Merger pursuant to the Certificate of Designation, since the holders of the Series B Preferred Stock cannot be located.  In September 2003, an order for relief from the same provisions of the Certificate of Designation was obtained by Aegis in connection with a potential merger proposed at that time.  The petition for such order will be filed promptly following the filing of this Schedule 13E-3 and would be expected to be obtained prior to the proposed Effective Date of the Merger.  In the event that such order is not obtained for any reason, World Focus and ACG Acquisition would consider any alternatives open to them including, among others, restructuring this going private transaction in a manner that would not require any consent of the Series B Preferred Stock or withdrawing the transaction.

Upon completion of the Merger, in order to receive the cash merger consideration, each stockholder of Aegis (other than ACG Acquisition and holders of shares seeking to assert appraisal rights) or a duly authorized representative must (1) deliver a Letter of Transmittal, appropriately completed and executed, to the Paying Agent and (2) surrender such shares by delivering the stock certificate or certificates that, prior to the Merger, had evidenced such shares to the Paying Agent, as set forth in a Notice of Merger and Appraisal Rights and Letter of Transmittal, which will be mailed to stockholders of record on the Effective Date. Stockholders are encouraged to read the Notice of Merger and Appraisal Rights and Letter of Transmittal carefully when received.

The Merger will require the consent of the lenders under the Financing Agreement. World Focus and Aegis expect to obtain the lender’s consent prior to consummating the Merger.

The Merger will be accounted for as the acquisition of a minority interest by World Focus, using the purchase method of accounting.

For United States federal income tax purposes, the receipt of the cash by holders of the Shares pursuant to the Merger will be a taxable sale of shares. See “Certain Federal Income Tax Consequences of the Merger.”

(b)  Purchases. Neither World Focus nor ACG Acquisition nor any of their affiliates has any agreement to purchase any Shares from any officer, director or affiliate of Aegis in the Merger.  Any Shares held by any officer, director or affiliate of Aegis will be treated the same as all other Shares in the Merger.

(c)  Different Terms. Holders of Shares and holders of Series B Preferred Stock of Aegis will be treated as described in Item 4(a) “Terms of the Transaction - Material Terms.”

(d)  Appraisal Rights. Under the DGCL, record holders of shares of capital stock of Aegis who follow the procedures set forth in Section 262 will be entitled to have their shares appraised by the Court of Chancery of the State of Delaware and to receive payment of the fair value of the shares, together with a fair rate of interest, if any, as determined by such court. The fair value as determined by the Delaware court is exclusive of any element of value arising from the accomplishment or expectation of the Merger. The following is a summary of certain of the provisions of Section 262 of the DGCL and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached as Exhibit (F).  As part of the order sought from the Delaware Chancery court, appraisal rights will be preserved for holders of Series B Preferred Stock pending their identification. Accordingly, the discussion set forth below, as it relates to the notice and other requirements of the shares of Series B Preferred Stock as to which appraisal rights may be exercised, is qualified in its entirety by any applicable terms of such order.

Notice of the Effective Date and the availability of appraisal rights under Section 262 (the “Merger Notice”) will be mailed to record holders of the Shares and shares of Series B Preferred Stock by Aegis, as the surviving corporation in the Merger, to the last known address of such holders within ten calendar days of the Effective Date. Any unaffiliated holders of shares of Aegis entitled to appraisal rights will have the right, within 20 days after the date of mailing of the Merger Notice, to demand in writing from Aegis an appraisal of his or her shares. Such demand will be sufficient if it reasonably informs Aegis of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of his or her shares. Failure to make such a timely demand would foreclose a stockholder’s right to appraisal. Pursuant to the order of the Delaware Chancery Court to be sought with respect to the Series B Preferred Stock, the appraisal rights of holders of Series B Preferred Stock will be preserved pending their identification.

Only a holder of record of Shares or shares of Series B Preferred Stock is entitled to assert appraisal rights for the shares registered in that holder’s name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder’s name appears on the stock certificates. Holders who hold their shares in brokerage accounts or other nominee forms and wish to exercise appraisal rights should consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such nominee. All written demands for appraisal of shares should be sent or delivered to Aegis Communications Group, Inc. c/o Uday Gujadhur at 145 East 48th Street, 36th Floor, New York, NY 10017.

If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners.

A record holder such as a broker holding shares as nominee for several beneficial owners may exercise appraisal rights with respect to shares held for one or more beneficial owners while not exercising such rights with respect to the shares held for other beneficial owners; in such case, the written demand should set forth the number of shares as to which appraisal is sought and where no number of shares is expressly mentioned the demand will be presumed to cover all shares held in the name of the record owner.

Within 120 calendar days after the Effective Date (or, in the case of the Series B Preferred Stock, such longer period as prescribed by any applicable order the Delaware Chancery Court), Aegis, or any stockholder entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of all such stockholders. Aegis is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the Shares or shares of Series B Preferred Stock. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights. If a stockholder files a petition, a copy of such petition must be served on Aegis.

Within 120 calendar days after the Effective Date (or, in the case of the Series B Preferred Stock, such longer period as prescribed by any applicable order the Delaware Chancery Court), any stockholder of record who has complied with the requirements for exercise of appraisal rights and, if appraisal rights are available, will be entitled, upon written request, to receive from Aegis a statement setting forth the aggregate number of shares with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement must be mailed within 10 calendar days after a written request therefor has been received by Aegis or within 10 calendar days after the expiration of the period for the delivery of demands for appraisal, whichever is later.

If a petition for an appraisal is timely filed and a copy is served upon Aegis, Aegis will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of such shares have not been reached. After notice to those stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. After a hearing on such petition, the Delaware Court of Chancery will determine the stockholders entitled to appraisal rights and will appraise the fair value of the shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their shares as determined under Section 262 could be more than, the same as or less than the amount per share that they would otherwise receive pursuant to the Merger if they did not seek appraisal of their shares. The Delaware Supreme Court has stated that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any holder of shares in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to appraisal.

The Court may require stockholders who have demanded an appraisal and who hold shares represented by certificates to submit their certificates to the Court for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Date, be entitled to vote the shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares as of a date prior to the Effective Date).

If any stockholder who demands appraisal of shares under Section 262 fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the shares of such holder will be converted into the right to receive the applicable merger consideration per share, without interest. A stockholder will fail to perfect, or effectively lose, the right to appraisal if no petition is filed within 120 calendar days after the Effective Date (or, in the case of the Series B Preferred Stock, such longer period as prescribed by any applicable order the Delaware Chancery Court). A stockholder may withdraw a demand for appraisal by delivering to Aegis a written withdrawal of the demand for appraisal and acceptance of the merger consideration, except that any such attempt to withdraw made more than 60 calendar days after the Effective Date will require the written approval of Aegis. Once a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any stockholder without the approval of the Court.

For United States federal income tax purposes, stockholders who receive cash for their shares upon exercise of their statutory right of appraisal will realize taxable gain or loss. See “Certain Federal Income Tax Consequences of the Merger.”

The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their appraisal rights and is qualified in its entirety by express reference to the Delaware Appraisal Statute, the full text of which is attached hereto as Exhibit (F).

STOCKHOLDERS ARE URGED TO READ SECTION 262 OF THE DGCL, A COPY OF WHICH IS ATTACHED HERETO AS EXHIBIT (F) IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN COULD RESULT IN THE LOSS OF APPRAISAL RIGHTS.

(e)  Provisions for Unaffiliated Security Holders. None of the Filing Persons intends to grant unaffiliated stockholders special access to Aegis’ records in connection with the Merger. None of the Filing Persons intends to obtain counsel to or appraisal services for unaffiliated stockholders of Aegis.

(f)  Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)(1) Transactions.

Deutsche Bank/Essar Transactions

On November 5, 2003, Aegis signed definitive documents to effect an investment in Aegis by Deutsche Bank and Essar Global Limited (“Essar”). In the transaction, Deutsche Bank and Essar provided approximately equal portions of a $28.2 million investment in Aegis in return for three-year secured promissory notes and warrants to purchase up to 80 percent of Aegis’ Shares.  Aegis accounted for the warrants and notes payable issued under the Deutsche Bank and Essar transaction in accordance with APB No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (“APB 14”). Deutsche Bank and Essar had been issued initial and subsequent warrants to purchase 527,661,932 Shares.  APB 14 requires a portion of the proceeds from the issuance of debt securities with detachable stock warrants to be allocated to the warrants and treated as paid-in capital.  Any resulting discount or premium on the notes payable should be recorded and amortized over the life of the notes.  Aegis used the Black-Scholes model to determine the value of the warrants issued to Deutsche Bank and Essar.  Under the Black-Scholes model, the value of the warrants are determined by taking the difference between acquiring the stock outright and the present value of paying the exercise price on the expiration day.  As a result, Aegis valued the initial warrants at $4.4 million.  This amount was recorded as paid-in capital and the resulting discount on the notes payable was recorded and is being amortized using the interest method over the life of the notes.  As a result of making $10 million in principal payments on the notes during the first quarter of 2004, Aegis recognized $1.4 million in accelerated amortization of the discount on notes payable during the period.  On July 13, 2004, Essar exercised all 264,358,628 of its warrants in exchange for one Share per warrant.  The total amount of consideration given was $2.6 million.  These funds were used to reduce outstanding debt under a line of credit and make capital investments. On August 20, 2004, Deutsche Bank exercised all 263,303,304 of its warrants in exchange for one Share per warrant. The total amount of consideration given was $2.6 million. These funds were used to reduce outstanding debt and make capital investments.

On December 15, 2004, Aegis executed a Secured Promissory Note in favor of Essar.  The Secured Promissory Note was executed in favor of Essar as a result of Deutsche Bank’s exercise of the Put and Call Agreement, pursuant to which Deutsche Bank sold to Essar 80% of the outstanding principal and accrued interest of the Fourth Amended and Restated Secured Promissory Note, dated November 22, 2004, made by Aegis in favor of Deutsche Bank (the “Deutsche Bank Debt Put”). The Deutsche Bank Debt Put was calculated as of December 15, 2004 to be $7,443,000, and this amount is the principal amount of the Secured Promissory Note. The Fourth Amended and Restated Secured Promissory Note held by Deutsche Bank was cancelled concurrently with Aegis’ execution of the Secured Promissory Note, and the balance of the outstanding principal and interest due to Deutsche Bank under that instrument, or $1,860,000, was converted into a new Fifth Amended and Restated Secured Promissory Note, dated December 15, 2004, in favor of Deutsche Bank. By its terms, the Secured Promissory Note bears interest, compounded quarterly, at an annual rate equal to 0.50% per annum above the London Interbank Offered Rate for U.S. dollar-denominated deposits, adjusted quarterly. Aegis has the option of paying accrued interest due under the Secured Promissory Note in arrears on a quarterly basis, or capitalizing such interest into the outstanding principal amount of the Secured Promissory Note.

On December 23, 2004, Deutsche Bank sold to Essar 150,000,000 Shares.

On January 3, 2005, Aegis executed a Fifth Amended and Restated Secured Promissory Note in favor of Essar. The amendment changes a scheduled initial principal payment under the Fourth Amended and Restated Secured Promissory Note, dated November 22, 2004, in the amount of $1,184,000, that would have been due on January 3, 2005. Under the Fifth Amended and Restated Secured Promissory Note, that initial principal payment of $1,184,000 was due on June 3, 2005. Additionally, the accrued interest under the Fourth Amended and Restated Secured Promissory Note had been calculated beginning on November 22, 2004 up to January 3, 2005 and added to the original principal amount of $9,346,000, resulting in a face amount for the Fifth Amended and Restated Secured Promissory Note of $9,377,000.

On January 3, 2005, Aegis executed a First Amended and Restated Secured Promissory Note in favor of Essar. The amendment changes a scheduled initial principal payment under the original Secured Promissory Note, dated December 15, 2004, in the amount of $928,000, that would have been due on January 3, 2005. Under the First Amended and Restated Secured Promissory Note, that initial principal payment of $928,000 was due on June 3, 2005. Additionally, the accrued interest under the original Secured Promissory Note was calculated beginning on December 15, 2004 up to January 3, 2005 and added to the original principal amount of $7,444,000, resulting in a face amount for the First Amended and Restated Secured Promissory Note of $7,454,000.

On January 3, 2005, Aegis executed a Sixth Amended and Restated Secured Promissory Note in favor of Deutsche Bank AG—London, acting through DB Alternative Trading, Inc. The amendment changes a scheduled initial principal payment under the Fifth Amended and Restated Secured Promissory Note, dated December 15, 2004, in the amount of $232,000, that would have been due on January 3, 2005. Under the Sixth Amended and Restated Secured Promissory Note, that initial principal payment of $232,000 was due on June 3, 2005. Additionally, the accrued interest under the Fifth Amended and Restated Secured Promissory Note has been calculated beginning on December 15, 2004 up to January 3, 2005 and added to the original principal amount of $1,861,000, resulting in a face amount for the Sixth Amended and Restated Secured Promissory Note of $1,863,000.

On April 27, 2005, Aegis delivered an executed Seventh Amended and Restated Secured Promissory Note in favor of Deutsche Bank AG—London, acting through DB Alternative Trading, Inc.  The amendment changes a scheduled initial principal payment under the Sixth Amended and Restated Secured Promissory Note, dated January 3, 2005, in the amount of $232,000 that was due on June 3, 2005. Under the amended promissory note, that initial principal payment of $232,000 was due on April 16, 2006. Additionally, the accrued interest under the Sixth Amended and Restated Promissory Note was calculated beginning on January 3, 2005 up to April 20, 2005 and added to the original principal amount of $1,863,000, resulting in a face amount for the Seventh Amended and Restated Promissory Note of $1,885,000.

On December 28, 2005, Aegis closed a debt conversion transaction with World Focus, who purchased the debt and share interest from Essar, in which World Focus converted the aggregate outstanding principal and accrued and unpaid interest it held under three promissory notes, totaling $18,501,000, into 487,164,064 Shares at a conversion price of $0.038 per Share. The terms of the debt conversion transaction are as set forth in a Debt Conversion Agreement, dated as of November 30, 2005, between Aegis and World Focus, and which was described on Aegis’ Current Report on Form 8-K filed with the SEC on December 2, 2005 and incorporated by reference herein.  In the Debt Conversion Agreement, World Focus represented that it was a non-U.S. person.  The Shares were issued by Aegis to World Focus in an offshore transaction pursuant to the exemption from registration available under Rule 903 of Regulation S. No directed selling efforts were conducted in connection with the offer and sale of the securities.

On February 15, 2006, World Focus purchased the remaining debt outstanding related to the Fifth Amended and Restated Secured Promissory note of $1,861,000 due for maturity on April 26, 2007 and 113,303,304 Shares that were owned by Deutsche Bank.

With respect to the transactions with Deutsche Bank described above, Deutsche Bank first initiated discussions regarding a potential sale of its stake in Aegis during the last quarter of 2004.  Deutsche Bank indicated that it was interested in selling its stake due to changing investment strategies and sought a privately negotiated sale due to relatively thin trading volumes for the Shares in relation to Deutsche Bank’s position.  The transactions with Deutsche Bank took place in December 2004 and February 2006 and both transactions were in furtherance of Deutsche Bank’s desire to exit its investment in Aegis.  These purchases were made for investment purposes and not for the purpose of taking Aegis private.

Essar Short Term Loans

On March 21, 2005, Aegis executed a Promissory Note in favor of Essar. The Promissory Note was repaid to Essar during April 2005. The Promissory Note was in the amount of $1,250,000, was unsecured and bore interest at a simple rate of 0.50% over LIBOR per annum, with interest payable in arrears in fifteen-day periods beginning from the date of execution. Periodic interest payments are payable in cash, unless Essar agreed that such interest should be capitalized and added to the principle amount of the Promissory Note. The Promissory Note was paid in two installments of $250,000 on April 11, 2005 and $1,000,000 including interest on April 28, 2005.

On July 25, 2005, Aegis executed a Promissory Note in favor of Essar. The Promissory Note was in the amount of $1,500,000, is unsecured and bears interest at a simple rate of 0.50% over LIBOR per annum, with interest payable in arrears in fifteen-day periods beginning from the date of execution. On May 11, 2006, in connection with Aegis’ Financing Agreement with CIT (described below), Aegis entered into a new Promissory Note, in the original principal amount of $1,441,000 payable to the order of Essar Infrastructure Limited, f/k/a Essar, on substantially the same terms and conditions as the July 25, 2005 Promissory Note, which was cancelled. At June 30, 2006, Aegis has an outstanding balance of $1,388,000 plus accumulated accrued interest.

Essar Credit Guarantee and Written Commitment on Deferment of Short Term Borrowings to Long-Term Debt

Essar has provided credit extensions to Aegis in the form of stand-by letters of credits through its financing facility with Exim Bank of India to cover certain bonding requirements in place, letters of credits related to Aegis’ workers compensation contingent liabilities, and a credit facility to support operating capital requirements related to customer contract commitments.

CIT Commitment

On May 11, 2006, Aegis entered into a financing agreement with The CIT Group/Business Credit, Inc. (“CIT”) with a maximum borrowing limit of $20 million with a maturity date of May 11, 2009. Interest rates under the agreement are variable and are tied to LIBOR and the Chase Bank prime rate. The Financing Agreement contains restrictions and covenants limiting among other things, the amount of indebtedness incurred by Aegis and its subsidiaries, certain financial targets, and capital expenditures. Proceeds from the Financing Agreement were used to payoff indebtedness under Aegis’ Rockland credit arrangement, which was terminated upon the closing of the Financing Agreement, as well as for working capital and other general purposes. As a result of the Financing Agreement, CIT has been granted a continuing security interest in substantially all of Aegis’ assets, including accounts receivable. As of June 30, 2006, the balance outstanding totaled $4,192,000.

On May 11, 2006, in connection with Aegis’ Financing Agreement with CIT, Aegis entered into an Eighth Amended and Restated Secured Promissory Note, in the original principal amount of $1,975,000, payable to the order of World Focus. The Secured Promissory Note has a floating interest rate equal to the three-month LIBOR rate plus 0.50%. Interest under the Secured Promissory Note is payable quarterly in cash or Aegis may, at its option, cause such interest to be capitalized and added to the principal amount of that note.

Questor Purchase

On September 14, 2006, World Focus entered into the Questor Agreement to purchase 73,171,007 Shares from Questor for total cash consideration of $1,960,982.98, calculated at the rate of $0.0268 per Share.  For a more detailed description of the purchase of Shares from Questor, please see page 10 of this Schedule 13E-3.

Other Related Party Transactions

Essar has invested greatly in Aegis and has continued its support by providing key Essar personnel to assist Aegis in strategic sales, marketing, operating finance and information technology functions. Those individuals are paid by Essar and provide services in their particular discipline for Aegis.

During the three months ended June 30, 2006, Aegis incurred commission expenses related to sales and marketing payable to Business Transformation Consultancy, Inc. (“BTC”), an Essar affiliate, of $383,000. At June 30, 2006, Aegis owed BTC a balance of $20,000.

Aegis continued to pursue cost reduction through the outsourcing of services in India to Aegis BPO Services Limited (“Aegis BPO”). Aegis BPO is the corporate parent of World Focus and a subsidiary of Essar Investments Limited.  Aegis is in further discussions with Aegis BPO to outsource various accounting and financial, information technology, sales and marketing services to reduce overhead and to marshal resources through this partnership for a long-term competitive advantage. Aegis remains in the planning stages of executing on its strategy of growing beyond the call center business to a full line of business process operating initiatives, some of which may be associated through partnerships with related parties. Because of the incompleteness of the relevant discussions, further disclosure at this time would be speculative and premature.

Effective August 8, 2005, Aegis entered into a tri-party Networking Equipment Lease Agreement with Aegis BPO and SREI Infrastructure Finance Limited. Under that agreement, SREI loaned $4 million to Aegis BPO to purchase VoIP equipment, which Aegis BPO subsequently leased to Aegis over a 36 month period at a monthly lease cost of approximately $129,000. Consistent with FAS 13, that lease is accounted for as a capital lease depreciated over the life of the lease and lease payments are charged against capital lease liability and interest expense.

Aegis has Master Service Agreements and related Statement of Works in process with Aegis BPO for the off-shore production of back office work related to call service operations, information technology support, payroll support and other back office functions that support the operations of Aegis. Although Aegis BPO is an affiliate, Aegis has stated that it believes all contracts have been negotiated and entered into through arms length transactions at prices comparable to market rates.

Effective July 1, 2005, Aegis entered into an agreement with BTC, under which BTC provides a sales function for Aegis on an outsourced basis. BTC is a wholly-owned subsidiary of World Focus. Through this relationship, Aegis outsources all of its sales and marketing functions, including its client prospecting, market research, leads generation, customer acquisitions, up-selling, cross-selling, “building loyalty “ programs and relationship management services to support its inbound and outbound telephone offerings. Under this program, all of Aegis’ sales and marketing personnel have been hired by BTC for the exclusive right to market and sell for Aegis. BTC is responsible for all costs including but not limited to salaries, commissions, travel, and presentation, and Aegis is obligated to pay commissions to BTC on any new business that they bring to Aegis going forward.

During the three months ended June 30, 2006, Aegis recorded a savings of $903,000 in sales and marketing expenses that BTC incurred. During the three months ended June 30, 2006, Aegis incurred a commission expense of $383,000. At June 30, 2006, Aegis owes BTC a commission due balance of $306,000.

Transactions with Management

Aegis has an employment agreement with Kannan Ramasamy. The employment agreement provides for, upon Aegis’ adoption of an employee stock option plan, a grant of options to purchase 3,450,000 Shares. The price of those options is the closing market price of the Shares on the date of grant.  Mr. Ramasamy was to receive a second option grant of 3,450,000 Shares at a price equal to the closing market price of the Shares on September 30, 2005.  The options have not been granted and, to the best knowledge of the Filing Persons, will not be granted prior to consummation of the Merger.

Aegis has a transition agreement with Richard Ferry, Aegis’ immediate past Chief Executive Officer. The transition agreement provided for grants of options to purchase 2,277,000 Shares upon the earlier of (i) the adoption of an employee stock option plan; or (ii) October 31, 2005. The price of those options is the closing market price of Aegis’ the Shares on the date of grant. The options have not been granted and, to the best knowledge of the Filing Persons, will not be granted prior to consummation of the Merger.

(b)  Significant Corporate Events. Other than as described in this Schedule 13E-3, there have been no negotiations, transactions or material contacts that occurred during the past two years between (1) any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto and (2) Aegis or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of Aegis’ securities, election of Aegis’ directors or sale or other transfer of a material amount of assets of Aegis.

(c)  Negotiations or Contacts.

There were no meetings or discussions of the affiliates of the Filing Persons related to the going private transaction prior to the filing of this Schedule 13E-3 other than a communication to the Chief Executive Officer of Aegis to provide Stifel Nicolaus with informational requests in efforts relating to the fairness opinion following its engagement on August 10, 2006.  The Chief Executive Officer was also informed at that time that a decision to take Aegis private had not yet been made.  No plan to take the Company private had been adopted prior to the engagement of Stifel Nicolaus on August 10.  Moreover, due to the uncertainty of negotiations with Questor resulting in a closing, as well as uncertainty as to the price that would be required to be paid to unaffiliated shareholders, the decision to effect the going private transaction was not made by the Filing Persons until the joint meeting of their boards of directors on September 18, 2006 following the Questor purchase and delivery of the Stifel Nicolaus fairness opinion.

The consideration to be paid in the Merger was determined by Management taking into account the factors set forth on page 6 of this Schedule 13E-3, under the heading “Fairness of the Merger-Factors Considered in Determining Fairness”.  Managements’ independent analyses regarding potential price ranges were undertaken commencing approximately August 25, 2006.  Taking into account its independent analyses, management initially considered a range of approximately $0.0268 to $0.046 as potentially fair to the unaffiliated shareholders of Aegis.  However, following consultation with Stifel Nicolaus and review of analyses performed by Stifel Nicolaus in part based on projections delivered to Stifel Nicolaus by Aegis, Management adopted the conclusions and analyses of Stifel Nicolaus regarding the fairness, from a financial point of view, of the $0.05 per share purchase price proposed to be paid to the unaffiliated shareholders of Aegis and recommended such price to the Boards of Directors of the Filing Persons at their joint meeting on September 18, 2006, which conclusions and price were in turn adopted by such Boards.

Other than as described in this Schedule 13E-3, there have been no negotiations or material contacts that occurred during the past two years concerning the matters referred to in paragraph (b) of this Item between (1) any affiliates of Aegis or (2) Aegis or any of its affiliates and any person not affiliated with Aegis who would have a direct interest in such matters.

(d)  Conflicts of Interest. All agreements, arrangements or understandings between the Filing Persons or their affiliates and Aegis, its executive officers, directors and affiliates are described in Items 5(a) and (e) of this Schedule 13E-3.  In addition, the Filing Persons or their affiliates may be deemed to have an actual or potential conflict of interest with Aegis, its executive officers, directors or affiliates because the Filing Persons currently own 94.84% of the Shares.

Aegis management will not receive new employment contracts, severance payments, or other forms of consideration that unaffiliated stockholders will not receive.  A Vice President of Aegis owns 35,000 shares of Aegis common stock, which will be cashed out in the Merger along with the unaffiliated stockholders and at the same price.  It is not currently contemplated that management of Aegis will receive new shares in Aegis as a private entity.

(e)  Agreements Involving the Subject Company’s Securities. The following are all the agreements, arrangements or understandings, whether or not legally enforceable, between any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons on Schedule I hereto and any other person with respect to any securities of Aegis.

Registration Rights Agreement

A Registration Rights Agreement, dated November 5, 2003, was entered into by and among Aegis Communications Group, Inc., Deutsche Bank AG—London acting through DB Advisors, LLC as investment advisor, Essar Global Limited, Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II 3(c)(1), L.P., Thayer Equity Investors III, L.P., TC Co-Investors, LLC, Edward Blank and the Edward Blank 1995 Grantor Retained Annuity Trust. This agreement defines the registration rights of the parties thereto in the Shares. This agreement is incorporated herein by reference to Exhibit 10.5 of Aegis’ Form 10-Q Quarterly Report for the quarterly period ended September 30, 2003.

Debt Conversion Agreement

Debt Conversion Agreement, dated November 30, 2005, between Aegis Communications Group, Inc. and World Focus. This agreement governs the conversion by World Focus of certain debt of Aegis for Shares. This agreement is incorporated herein by reference to Exhibit 10.28 of Aegis’ Form 10-K Annual Report for the fiscal year ended December 31, 2005.

Pledge Agreement

A Pledge Agreement, dated May 11, 2006, was entered into between Aegis Communications Group, Inc. and The CIT Group/Business Credit, Inc. This agreement governs the pledge by Aegis of certain of its assets, including shares of its subsidiaries, in connection with a Financing Agreement between Aegis and CIT, dated May 11, 2006. This agreement is incorporated herein by reference to Exhibit 10.24 of Aegis’ Form 10-Q Quarterly Report for the period ended March 31, 2006).

Stockholders’ Agreement

A Stockholders Agreement, dated November 5, 2003, was entered into by and among Aegis Communications Group, Inc., Deutsche Bank AG—London acting through DB Advisors, LLC as investment advisor, Essar Global Limited, Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II 3(c)(1), L.P., Thayer Equity Investors III, L.P. and TC Co-Investors, LLC. This agreement governs the rights of certain Aegis stockholders, including their transfer rights, voting rights and rights to elect directors This agreement is incorporated herein by reference to Exhibit 10.6 of Aegis’ Form 10-Q Quarterly Report for the quarterly period ended September 30, 2003).

Questor Agreement

On September 14, 2006, World Focus entered into the Questor Agreement to purchase 73,171,007 Shares from Questor for total cash consideration of $1,960,982.98, calculated at the rate of $0.0268 per Share. Pursuant to the Questor Agreement, if, during the 18-month period following the acquisition of the Shares from Questor, World Focus or any of its affiliates directly or indirectly (i) purchases or otherwise acquires any Aegis Common Stock for a per share purchase price in cash and/or other consideration which exceeds $0.0268 or (ii) effects a liquidation, distribution, dissolution, merger, consolidation, acquisition of assets or other business combination of any kind of or with Aegis or any affiliate thereof, or agrees to effect any liquidation, dissolution, distribution, merger, consolidation, acquisition of assets or other business combination of any kind of or with Aegis or any affiliate thereof, as a result of which any holder of Shares at any time after the date of the Questor Agreement receives per share consideration in cash and/or other consideration which exceeds $0.0268, World Focus agreed, in all such cases, to pay Questor, within thirty days after the date of any such event, an amount in cash equal to the product of: (1) the number of Shares purchased from Questor multiplied by (2) the excess of (i) the greatest amount per share received by any holder of Shares as a result of any such event over (ii) $0.0268.

Item 6.  Purposes of the Transaction and Plans or Proposals

(a)  Purposes. See “Special Factors - Purposes, Alternatives, Reasons and Effects of the Merger” beginning on page 2 of this Schedule 13E-3.

(b)  Use of Securities Acquired. The Shares acquired in the Merger from the unaffiliated stockholders of Aegis will be cancelled.

(c)  Plans. It is currently expected that, following the consummation of the Merger, the business and operations of Aegis will, except as set forth in this Schedule 13E-3, be conducted by Aegis substantially as they are currently being conducted. World Focus intends to continue to evaluate the business and operations of Aegis with a view to maximizing Aegis’ potential, and it will take such actions as it deems appropriate under the circumstances and market conditions then existing. World Focus intends to cause Aegis to terminate the registration of the Shares under Section 12(g)(4) of the Exchange Act following the Merger, which would result in the suspension of Aegis’ duty to file reports pursuant to the Exchange Act. For additional information see Item 4 “Terms of the Transaction” and “Special Factors - Purposes, Alternatives, Reasons and Effects of the Merger - Effects” beginning on pages 19 and 3, respectively, of this Schedule 13E-3.

The Filing Persons do not currently have any commitment or agreement and are not currently negotiating for the sales of any of Aegis’ businesses.  Additionally, the Filing Persons do not currently contemplate any material change in the composition of Aegis’ current management, except that World Focus intends to appoint a Board of Directors, a majority of the members of which will be representatives of the Filing Persons.

Except as otherwise described in this Schedule 13E-3, Aegis has not, and the Filing Persons have not, as of the date of this Schedule 13E-3, approved any specific plans or proposals for:

••                                    any extraordinary corporate transaction involving Aegis after the completion of the Merger;

••                                    any sale or transfer of a material amount of assets currently held by Aegis after the completion of the Merger;

••                                    any change in the Board of Directors or management of Aegis;

••                                    any material change in Aegis’ dividend rate or policy, or indebtedness or capitalization; or

••                                    any other material change in Aegis’ corporate structure or business.

Item 7.  Purposes, Alternatives, Reasons and Effects of the Merger

See “Special Factors - Purposes, Alternatives, Reasons and Effects of the Merger” beginning on page 2 of this Schedule 13E-3.

Item 8.  Fairness of the Transaction

See “Fairness of the Merger” beginning on page 5 of this Schedule 13E-3.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations

See “Reports, Opinions, Appraisals and Negotiations” beginning on page 11 of this Schedule 13E-3.

Item 10. Source and Amount of Funds or Other Consideration

(a)  Source of Funds. The total amount of funds required by ACG Acquisition to pay the merger consideration to all unaffiliated stockholders of Aegis, and to pay related fees and expenses, is estimated to be approximately $3.7 million. ACG Acquisition will obtain the necessary funds from World Focus in the form of an unsecured loan that will bear interest at a rate of LIBOR plus 0.50% per year and will become due and payable at the end of one year. Because World Focus has committed to provide the necessary financing for the Merger, ACG Acquisition has no alternative financing arrangements. At present, no plans or arrangements have been made by ACG Acquisition or World Focus with respect to the repayment or the refinancing of this loan.

(b)  Conditions. There are no conditions to the Merger or the financing of the Merger, however World Focus and ACG Acquisition are not under an obligation to consummate the Merger and could decided to withdraw the transaction, although they do not have a present intention to do so.

(c)  Expenses. The Paying Agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Merger, including certain liabilities under U.S. federal securities laws.

None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the Merger. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Filing Persons for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

The following is an estimate of fees and expenses to be incurred by the Filing Persons in connection with the Merger:

Fees
Legal and investment banking	$350,000
Paying Agent	$5,000
Printing and mailing	$750
Filing	$550
Miscellaneous	$25,000

Total	$381,300

(d)  Borrowed Funds. See Item 10(a) “Source and Amount of Funds or Other Consideration — Source of Funds.”

Item 11. Interest in Securities of the Subject Company

(a)  Securities Ownership. On the Effective Date, immediately prior to the Merger, World Focus will contribute to ACG Acquisition 1,087,997,075 Shares, representing approximately 94.84% of the outstanding Shares, and no shares of Series B Preferred Stock. Because World Focus holds 100% of the equity interest in ACG Acquisition, it may also be deemed to be the beneficial owner of these Shares. Details regarding the ownership of Shares by the persons named on Schedule I to this Schedule 13E-3 are set out thereon.

(b)  Securities Transactions. World Focus will contribute 1,087,997,075 Shares to ACG Acquisition prior to the Merger.

Other than the purchases described in Item 5(e), there were no transactions in the Shares effected during the past 60 days by the Filing Persons or, to the best knowledge of the Filing Persons, the directors and executive officers of any of the Filing Persons.

Item 12. The Solicitation or Recommendation

Not applicable.

Item 13. Financial Information

(a)  Financial Information. The audited consolidated financial statements of Aegis as of and for the fiscal years ended December 31, 2005 and December, 2004 are incorporated herein by reference to the Consolidated Financial Statements of Aegis included as Item 8 to Aegis’ Annual Report on Form 10-K for its fiscal year ended December 31, 2005 (the “Form 10-K”). The unaudited consolidated financial statements of Aegis for the three month fiscal period ended June 30, 2006 are incorporated herein by reference to Item 1 of Aegis’ Quarterly Reports on Form 10-Q for the quarter ended June 30, 2006 (the “Form 10-Q”). The Form 10-K and the Form 10-Q are referred to as the “Company Reports.”

Aegis’ earnings available for fixed charges of $(9,691,000) and $ (18,697,000) were inadequate to cover fixed charges of $3,459,000 and $3,387,000 for the year ended December 31, 2005 and December 31, 2004 respectively.  Aegis’ ratio of earnings to fixed charges was 3.89:1 for the six months ended June 30, 2006 and earnings available for fixed charges of $(7,725,000) were inadequate to cover fixed charges of $1,112,000 for the six months ended June 30, 2005.

Aegis Reports are available for inspection and copying at the Commission’s public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may be obtained at prescribed rates from the Commission’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

(b)  Pro Forma Information. Not applicable.

(c)  Summary Information. Set forth below is certain selected consolidated financial information with respect to Aegis and its subsidiaries excerpted or derived by the Filing Persons from the audited consolidated financial statements of Aegis contained in the Form 10-K and the unaudited consolidated financial statements of Aegis contained in the Form 10-Q. The information as of June 30, 2006 is derived from the Form 10-Q. More comprehensive financial information is included in Aegis Reports and in other documents filed by Aegis with the Commission, and the following financial information is qualified in its entirety by reference to Aegis’ Reports and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

The selected financial information presented below as of and for the fiscal years ended December 31, 2003, 2004 and 2005 has been derived from Aegis’ audited consolidated financial statements. The selected financial information as of and for the six months ended June 30, 2006 and June 30, 2005 are derived from Aegis’ unaudited consolidated financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments that Aegis considers necessary for a fair presentation of the financial position and results of operations for these periods. The results of operations for the six months ended June 30, 2006 and June 30, 2005 are not necessarily indicative of results that may be expected for the entire year. The selected financial information should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporation by reference herein.

Aegis Communications Group, Inc.

Condensed Consolidated Balance Sheets

(Dollars in thousands, except share and per share amounts)

	June 30, 2006	December 31, 2005
	(unaudited)	Audited
Assets
Current assets:
Cash and cash equivalents	$—	$270
Accounts receivable—trade, less allowance for doubtful accounts of $86 and $86, respectively	17,849	9,296
Accounts receivable due from related party	—	—
Prepaid expenses and other assets	794	869

Total current assets	18,643	10,435
Property and equipment, net of accumulated depreciation of $30,420 and $28,851, respectively	6,053	7,490
Deferred financing costs, net of accumulated amortization of $4,180 and $4,166, respectively	10	24
Other assets	166	166

	$24,872	$18,115

	June 30, 2006	December 31, 2005
	(unaudited)	Audited
Liabilities & Shareholders’ Deficit
Current liabilities:
Short term revolver	$4,192	$904
Accounts payable	6,646	6,281
Accrued compensation expense and related liabilities	610	962
Accrued interest expense	19	47
Other current liabilities	11,041	9,405
Current portion of equipment capital lease with Aegis BPO	1,299	1,239
Short-term note payable, net of discount $34 and $10, respectively	3,354	1,609

Total current liabilities	27,161	20,447
Long term notes payable, net of discount of $73 in 2005	—	1,617
Capital lease obligations, net of current portions with Aegis BPO	1,804	2,468
Other Long-Term Liabilities	275	304
Commitments and contingencies
Shareholders’ deficit:
Preferred Stock, $.01 par value, 2,000,000 shares authorized; 29,778 convertible, $.36 cumulative Series B shares issued and outstanding in 2006 and 2005	—	—
Common stock, $.01 par value, 2,000,000,000 shares authorized; 1,147,217,086 shares issued and outstanding in 2006 and 2005	11,472	11,472
Additional paid-in capital	150,603	150,603
Treasury shares; at cost, 475,600 held in 2006 and 2005	(1,199)	(1,199)
Accumulated deficit	(165,244)	(167,597)

Total shareholders’ deficit	(4,368)	(6,721)

	$24,872	$18,115

Aegis Communications Group, Inc.

Unaudited Condensed Consolidated Statements of Operations

(Dollars in thousands, except per share amounts)

	Year ended December 31,			Six Months ended June 30,
	2005	2004	2003	2006	2005
	Audited	Audited	Audited	Unaudited	Unaudited
Revenues:
Service revenues	$65,002	$94,327	$139,861	$55,440	$31,446
Customer reimbursements	3,639	—	—	—	—
Total revenues	68,641	94,327	139,861	55,440	31,446
Operating costs:
Cost of services	48,092	68,426	99,667	38,354	23,278
Customer reimbursements	3,639	—	—	—	—
Selling, general and administrative expenses	20,147	31,357	39,884	12,183	12,300
Depreciation and amortization	5,905	8,521	11,462	1,582	3,593
Loss on fixed asset dispositions	889	—	—	—	—
Restructuring charges	—	4,742	1,645	—	—

Total operating expenses	78,672	113,046	152,658	52,119	39,171
Operating income/(loss)	(10,031)	(18,719)	(12,797)	3,321	(7,725)
Other (income)/expense — net	(318)	—	—	—	—
Gain on extinguishment of debt	—	—	(6,199)	—	—
Interest expense, net	859	634	2,385	689	319
Non-cash interest expense	2,589	2,742	1,613	165	793
Income/(loss) from continuing operations before income taxes	(13,161)	(22,095)	(10,596)	2,467	(8,837)
Current taxes	—	145	300	114	—
Deferred taxes	—	—	—	—	—
Net income (loss) from continuing operations	(13,161)	(22,240)	(10,896)	2,353	(8,837)
Discontinued operations:
Loss from operations of discontinued segment	—	—	—	—	—
Estimated gain (loss) on disposal of business segment	—	—	(569)	—	—
Net income/(loss)	(13,161)	(22,240)	(11,465)	2,353	(8,837)

Preferred stock dividends	11	11	7,608	—	—
Net income/(loss) applicable to common shareholders	$(13,172)	$(22,251)	$(19,073)	$2,353	$(8,837)
Basic and diluted income/(loss) per common share
Income (loss) from continuing operations	$(0.02)	$(0.07)	$(0.33)	$0.00	$(0.01)
Discontinued operations	—	—	—	—	—
Net income (loss) applicable to common shareholders	$(0.02)	$(0.07)	$(0.33)	$0.00	$(0.01)
Weighted average shares of common stock outstanding (in thousands):
Basic	716,368	313,054	57,299	1,146,741	659,577
Diluted	716,368	313,054	57,299	1,146,741	659,577

Aegis Communications Group, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(Dollars in thousands)

	Year ended December 31,			Six Months ended June 30,
	2005	2004	2003	2006	2005
	Audited	Audited	Audited	Unaudited	Unaudited
OPERATING ACTIVITIES
Net income/(loss)	$(13,161)	$(22,240)	$(11,465)	$2,353	$(8,837)
Less loss on disposal of business segment	—	—	569	—	—
Loss from continuing operations	(13,161)	(22,240)	(10,896)	2,353	(8,837)
Adjustment to reconcile income/(loss) to cash provided by (used in) operating activities:
Depreciation and amortization	5,905	8,521	11,462	1,582	3,592
Loss on disposal of fixed assets	889	3,442	—	—	—
Non-cash interest expense	434	421	1,613	116	198
Amortization of Note Payable discount	2,155	2,363	247	49	475
Non-cash gain on lease transaction	(673)	—	—	—	(673)
Gain on extinguishments of debt	—	—	(6,199)	—	—
Changes in operating assets and liabilities:
Account receivable	565	13,832	(2,744)	(8,553)	3,956
Prepaid and other current assets	231	279	—	75	260
Other assets	218	(120)	(668)	—	—
Accounts payable and other accrued liabilities	2,527	(4,468)	61	(53)	2,153
Other liabilities	(1,141)	874	123	1,607	(1,108)
Other	—	—	—	3	—
Net cash provided by (used in) operating activities	(2,051)	2,904	(7,001)	(2,821)	16
INVESTING ACTIVITIES
Proceeds from sale of equipment	7	272	—	—	—
Capital expenditures	(427)	(2,466)	(919)	(133)	(258)
Restricted cash	966	3,663	(4,629)	—	834
Net cash provided by (used in) operating activities	546	1,469	(5,548)	(133)	576
FINANCING ACTIVITIES
Payments on revolving line of credit	(19,613)	(102,297)	(48,000)	(13,858)	(15,612)
Proceeds from revolving line of credit	20,517	102,297	42,100	17,146	15,612
Payments on capital lease obligations	(451)	(1,141)	(1,234)	(604)	(175)
Payments on subordinated indebtedness due to affiliates	—	—	(8,124)	—	—
Deferred financing cost	—	(953)	—	—	—
Exercise of warrants for common stock	—	5,277	—	—	—
Payment on notes payable — Deutsche Bank/Essar	(1,316)	(10,811)	—	—	(1,250)
Proceeds from Notes Payable — Essar	2,638	1,800	28,231	—	1,250
Net cash provided by (used in) financing activities	1,775	(5,828)	12,973	2,684	(175)
Net cash provided by (used in) continuing operations	270	(1,455)	424	(270)	417
Cash flows of discontinued operations — operating activities	—	(248)	(305)	—	—
Net decrease/increase in cash and cash equivalents	270	(1,703)	119	(270)	417
Cash and cash equivalents at beginning of period	—	1,703	1,584	270	—
Cash and equivalents at end of period	270	—	1,703	—	—
Supplemental information on non-cash activities:
Conversion of dividends into preferred instruments	—	—	7,597	—	—
Conversion of preferred shares to common stock	—	31,351	—	—	—
Common stock issued in payment of notes payable	18,501	—	—	—	—
Equipment acquired under capital lease obligations	4,000	—	—	—	—
Supplemental information for cash paid during the period for:
Interest	736	614	2,161	$689	$303
Taxes	0	145	448	$59	—

NOTES (In thousands, except share and per share amounts)

1.                 Aegis’ results for 2004 included restructuring charges of $4,742 recorded during 2004 for severance payments to several top executives of Aegis and costs associated with the closure of several call centers and office space located in Terra Haute, IN; Los Angeles, CA; St. Joseph, MO; El Segundo, CA; New York, NY; Rocky Mount, NC; Paramus, NJ and Atlanta, GA. Aegis’ results for 2003 include a reclassification of restructuring charges from “Selling, general and administrative expenses” for comparability to 2004, of $1,645 recorded in 2003 for severance payments to employees and costs associated with closure of a call center located in Arlington, TX and the downsizing of the call center located in Irving, TX.

2.                 At December 31, 2005, Aegis had net operating loss carry forwards of approximately $84,200 and unutilized tax credits of approximately $807. Due to an ownership change and the provisions of Section 382 of the Internal Revenue Code of 1986, as amended, the utilization of net operating losses and tax credits may be limited in future years. The net operating loss carry forwards and tax credits begin to expire from 2013 through 2022. Management has established a valuation allowance for deferred taxes where Management believes it is more likely than not that the deferred tax asset will not be realized.

3.                 At December 31, 2004, Aegis accrued $290 related to unused and under accrual usage for year 2004 commitments of $7,400 with some telephone long distance carriers. The contract with AT&T was amended on July 1, 2005. As partial consideration for the extended term, AT&T provided a credit of all underutilized charges in the original contract from prior periods. Therefore in 2005, Aegis had reversed the $290 accrual set on the books at December 31, 2004 related to prior underutilization.

Aegis has some telephone long distance contracts which provide for minimum usage requirements. Effective July 1, 2005, Aegis amended the 7-year agreement with AT&T to a revised 10-year agreement reducing annual commitment usage from $7,400 annually to $3,400 annually and established the contract that allowed for review of rates for purchase of circuits and usage that is benchmarked competitively to reflect the use of the most productive technology configuration.

4.                 On July 22, 2004 Aegis signed an agreement with the New York State Urban Development Corporation giving Aegis a financial grant of $0.9 million initial disbursement after execution of a lease for 80 Broad Street to expire no earlier than April 1, 2011. Aegis must employ at least 260 full-time permanent employees at the project location by December 31, 2005 or repay the grant. Accordingly in 2005, Aegis had met the required 260 full time employees employed at the New York facility, therefore in 2005, Aegis had reduced the $884 accrual set on the books at December 31, 2004 to $566 at December 31, 2005 related to that contingency.  At June 30, 2006 the accrued grant liability related to that contingency remains at $566.

5.                 Aegis is authorized to issue 2,000,000 shares of preferred stock and has issued and outstanding 29,778 shares of Series B Preferred Stock. Such shares accrue cumulative cash dividends at the annual rate of $0.36 per share. The Series B Preferred Stock has a liquidation preference of $3.60 per share. Accrued dividends payable were $220 at June 30, 2006. Accrued dividends are classified as other accrued liabilities on the consolidated balance sheet.

6.                 Aegis has an employment agreement with Kannan Ramasamy. The employment agreement provides for, upon Aegis’ adoption of an employee stock option plan, a grant of options to purchase 3,450,000 Shares. The price of those options is the closing market price of the Shares on the date of grant.  Mr. Ramasamy was to receive a second option grant of 3,450,000 Shares at a price equal to the closing market price of the Shares on September 30, 2005.  The options have not been granted and, to the best knowledge of the Filing Persons, will not be granted prior to consummation of the Merger.

7.                 Aegis has a transition agreement with Richard Ferry, Aegis’ immediate past Chief Executive Officer. The transition agreement provided for grants of options to purchase 2,277,000 Shares upon the earlier of (i) the adoption of an employee stock option plan; or (ii) October 31, 2005. The price of those options is the closing market price of Aegis’

the Shares on the date of grant. The options have not been granted and, to the best knowledge of the Filing Persons, will not be granted prior to consummation of the Merger.

8.                 On November 12, 2003, AllServe Systems, PLC and its wholly owned subsidiary AllServe Systems, Inc. (collectively, “AllServe”) filed suit against Aegis in the Court of Chancery of the State of Delaware seeking an injunction to prevent Aegis from closing a transaction with Deutsche Bank and Essar described in Note 9 below, which, in Aegis’s view, had already been closed. The complaint also seeks to specific enforcement of a merger agreement between Aegis and AllServe. Alternatively, the complaint seeks payment of the $1,138 break-up fee as well as other monetary damages that, according to AllServe, exceed $50 million. Aegis denies that AllServe is entitled to any injunctive relief, payment of the break up fee, an order of specific performance or any other damages or payments. The $1,138 was accrued at December 31, 2004 to the subordinated debt-holders. Payment to the subordinated holders is contingent upon the outcome of the AllServe litigation and may be net of expenses. Any amount paid to AllServe will reduce the amount payable to the subordinated debt-holders, up to $1,138.

On August 3, 2006, AllServe’s bankruptcy trustee and administrator filed a Notice of Removal to remove the case from the Delaware Court of Chancery to the United States District Court for the District of Delaware.  On September 1, 2006, Aegis filed a Motion for Abstention, or in the Alternative, Remand back to the Court of Chancery.  AllServe has not yet responded to this motion.  At this early stage of the litigation, it is not possible to accurately predict the outcome of this lawsuit. Aegis intends to contest the lawsuit vigorously.

9.                 On November 5, 2003, Aegis signed definitive documents to effect an investment in Aegis by Deutsche Bank and Essar Global Ltd (“Essar”). In the transaction, Deutsche Bank and Essar provided approximately equal portions of a $28,200 investment in Aegis in return for three-year secured promissory notes and warrants to purchase up to 80 percent of Aegis’ Shares.  Aegis accounted for the warrants and notes payable issued under the Deutsche Bank and Essar transaction in accordance with APB No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (“APB 14”). Deutsche Bank and Essar had been issued initial and subsequent warrants to purchase 527,661,932 Shares.  APB 14 requires a portion of the proceeds from the issuance of debt securities with detachable stock warrants to be allocated to the warrants and treated as paid-in capital.  Any resulting discount or premium on the notes payable should be recorded and amortized over the life of the notes.  Aegis used the Black-Scholes model to determine the value of the warrants issued to Deutsche Bank and Essar.  Under the Black-Scholes model, the value of the warrants are determined by taking the difference between acquiring the stock outright and the present value of paying the exercise price on the expiration day.  As a result, Aegis valued the initial warrants at $4,400.  This amount was recorded as paid-in capital and the resulting discount on the notes payable was recorded and is being amortized using the interest method over the life of the notes.  As a result of making $10,000 in principal payments on the notes during the first quarter of 2004, Aegis recognized $1,400 in accelerated amortization of the discount on notes payable during the period.  On July 13, 2004, Essar exercised all 264,358,628 of its warrants in exchange for one Share per warrant.  The total amount of consideration given was $2,600.  These funds were used to reduce outstanding debt under a line of credit and make capital investments. On August 20, 2004, Deutsche Bank exercised all 263,303,304 of its warrants in exchange for one Share per warrant. The total amount of consideration given was $2,600. These funds were used to reduce outstanding debt and make capital investments.

On December 15, 2004, Aegis executed a Secured Promissory Note in favor of Essar.  The Secured Promissory Note was executed in favor of Essar as a result of Deutsche Bank’s exercise of the Put and Call Agreement, pursuant to which Deutsche Bank sold to Essar 80% of the outstanding principal and accrued interest of the Fourth Amended and Restated Secured Promissory Note, dated November 22, 2004, made by Aegis in favor of Deutsche Bank (the “Deutsche Bank Debt Put”). The Deutsche Bank Debt Put was calculated as of December 15, 2004 to be $7,443, and this amount is the principal amount of the Secured Promissory Note. The Fourth Amended and Restated Secured Promissory Note held by Deutsche Bank was cancelled concurrently with Aegis’ execution of the Secured Promissory Note, and the balance of the outstanding principal and interest due to Deutsche Bank under that instrument, or $1,860, was converted into a new Fifth Amended and Restated Secured Promissory Note, dated December 15, 2004, in favor of Deutsche Bank. By its terms, the Secured Promissory Note bears interest, compounded quarterly, at an annual rate equal to 0.50% per annum above the London Interbank Offered Rate for U.S. dollar-denominated deposits, adjusted quarterly. Aegis has the option of paying accrued interest due under the Secured Promissory Note in arrears on a quarterly basis, or capitalizing such interest into the outstanding principal amount of the Secured Promissory Note.

On December 23, 2004, Deutsche Bank sold to Essar 150,000,000 Shares.

On January 3, 2005, Aegis executed a Fifth Amended and Restated Secured Promissory Note in favor of Essar. The amendment changes a scheduled initial principal payment under the Fourth Amended and Restated Secured Promissory Note, dated November 22, 2004, in the amount of $1,184, that would have been due on January 3, 2005. Under the Fifth Amended and Restated Secured Promissory Note, that initial principal payment of $1,184 was due on June 3, 2005. Additionally, the accrued interest under the Fourth Amended and Restated Secured Promissory Note had been calculated beginning on November 22, 2004 up to January 3, 2005 and added to the original principal amount of $9,346 resulting in a face amount for the Fifth Amended and Restated Secured Promissory Note of $9,377.

On January 3, 2005, Aegis executed a First Amended and Restated Secured Promissory Note in favor of Essar. The amendment changes a scheduled initial principal payment under the original Secured Promissory Note, dated December 15, 2004, in the amount of $928, that would have been due on January 3, 2005. Under the First Amended and Restated Secured Promissory Note, that initial principal payment of $928 was due on June 3, 2005. Additionally, the accrued interest under the original Secured Promissory Note was calculated beginning on December 15, 2004 up to January 3, 2005 and added to the original principal amount of $7,444, resulting in a face amount for the First Amended and Restated Secured Promissory Note of $7,454.

On January 3, 2005, Aegis executed a Sixth Amended and Restated Secured Promissory Note in favor of Deutsche Bank AG—London, acting through DB Alternative Trading, Inc. The amendment changes a scheduled initial principal payment under the Fifth Amended and Restated Secured Promissory Note, dated December 15, 2004, in the amount of $232, that would have been due on January 3, 2005. Under the Sixth Amended and Restated Secured Promissory Note, that initial principal payment of $232 was due on June 3, 2005. Additionally, the accrued interest under the Fifth Amended and Restated Secured Promissory Note has been calculated beginning on December 15, 2004 up to January 3, 2005 and added to the original principal amount of $1,861, resulting in a face amount for the Sixth Amended and Restated Secured Promissory Note of $1,863.

On April 27, 2005, Aegis delivered an executed Seventh Amended and Restated Secured Promissory Note in favor of Deutsche Bank AG — London, acting through DB Alternative Trading, Inc.  The amendment changes a scheduled initial principal payment under the Sixth Amended and Restated Secured Promissory Note, dated January 3, 2005, in the amount of $232 that was due on June 3, 2005. Under the amended promissory note, that initial principal payment of $232 was due on April 16, 2006. Additionally, the accrued interest under the Sixth Amended and Restated Promissory Note was calculated beginning on January 3, 2005 up to April 20, 2005 and added to the original principal amount of $1,863, resulting in a face amount for the Seventh Amended and Restated Promissory Note of $1,885.

On December 28, 2005, Aegis closed a debt conversion transaction with World Focus, who purchased the debt and share interest from Essar, in which World Focus converted the aggregate outstanding principal and accrued and unpaid interest it held under three promissory notes, totaling $18,501, into 487,164,064 Shares at a conversion price of $0.038 per Share. The terms of the debt conversion transaction are as set forth in a Debt Conversion Agreement, dated as of November 30, 2005, between Aegis and World Focus, and which was described on Aegis’ Current Report on Form 8-K filed with the SEC on December 2, 2005 and incorporated by reference herein.  In the Debt Conversion Agreement, World Focus represented that it was a non-U.S. person.  The Shares were issued by Aegis to World Focus in an offshore transaction pursuant to the exemption from registration available under Rule 903 of Regulation S. No directed selling efforts were conducted in connection with the offer and sale of the securities.

On February 15, 2006, World Focus purchased the remaining debt outstanding related to the Fifth Amended and Restated Secured Promissory note of $1,861 due for maturity on April 26, 2007 and 113,303,304 Shares that were owned by Deutsche Bank.

10.          On March 21, 2005, Aegis executed a Promissory Note in favor of Essar. The Promissory Note was repaid to Essar during April 2005. The Promissory Note was in the amount of $1,250, was unsecured and bore interest at a simple rate of 0.50% over LIBOR per annum, with interest payable in arrears in fifteen-day periods beginning from the date of execution. Periodic interest payments are payable in cash, unless Essar agreed that such interest should be capitalized and added to the principle amount of the Promissory Note. The Promissory Note was paid in two installments of $250 on April 11, 2005 and $1,000 including interest on April 28, 2005.

On July 25, 2005, Aegis executed a Promissory Note in favor of Essar. The Promissory Note was in the amount of $1,500, is unsecured and bears interest at a simple rate of 0.50% over LIBOR per annum, with interest payable in arrears in fifteen-day periods beginning from the date of execution. On May 11, 2006, in connection with Aegis’ Financing Agreement with CIT (described below), Aegis entered into a new Promissory Note, in the original principal amount of $1,441 payable to the order of Essar Infrastructure Limited, f/k/a Essar, on substantially the same terms and conditions as the July 25, 2005 Promissory Note, which was cancelled. At June 30, 2006, Aegis has an outstanding balance of $1,388 plus accumulated accrued interest.

11.          On May 11, 2006, Aegis entered into a financing agreement with The CIT Group/Business Credit, Inc. (“CIT”) with a maximum borrowing limit of $20,000 with a maturity date of May 11, 2009. Interest rates under the agreement are variable and are tied to LIBOR and the Chase Bank prime rate. The Financing Agreement contains restrictions and covenants limiting among other things, the amount of indebtedness incurred by Aegis and its subsidiaries, certain financial targets, and capital expenditures. Proceeds from the Financing Agreement were used to payoff indebtedness under Aegis’ Rockland credit arrangement, which was terminated upon the closing of the Financing Agreement, as well as for working capital and other general purposes. As a result of the Financing Agreement, CIT has been granted a continuing security interest in substantially all of Aegis’ assets, including accounts receivable. As of June 30, 2006, the balance outstanding totaled $4,192.

On May 11, 2006, in connection with Aegis’ Financing Agreement with CIT, Aegis entered into an Eighth Amended and Restated Secured Promissory Note, in the original principal amount of $1,975 payable to the order of World Focus. The Secured Promissory Note has a floating interest rate equal to the three-month LIBOR rate plus 0.50%. Interest under the Secured Promissory Note is payable quarterly in cash or Aegis may, at its option, cause such interest to be capitalized and added to the principal amount of that note.

12.          Essar has provided credit extensions to Aegis in the form of stand-by letters of credits through its financing facility with Exim Bank of India to cover certain bonding requirements in place, letters of credits related to Aegis’ workers compensation contingent liabilities, and a credit facility to support operating capital requirements related to customer contract commitments.

13.          Essar has invested greatly in Aegis and has continued its support by providing key Essar personnel to assist Aegis in strategic sales, marketing, operating finance and information technology functions. Those individuals are paid by Essar and provide services in their particular discipline for Aegis.

During the three months ended June 30, 2006, Aegis incurred commission expenses related to sales and marketing payable to Business Transformation Consultancy, Inc. (“BTC”), an Essar affiliate, of $383 At June 30, 2006, Aegis owed BTC a balance of $20.

Aegis continued to pursue cost reduction through the outsourcing of services in India to Aegis BPO Services Limited (“Aegis BPO”). Aegis BPO is the corporate parent of World Focus and a subsidiary of Essar Investments Limited.  Aegis is in further discussions with Aegis BPO to outsource various accounting and financial, information technology, sales and marketing services to reduce overhead and to marshal resources through this partnership for a long-term competitive advantage. Aegis remains in the planning stages of executing on its strategy of growing beyond the call center business to a full line of business process operating initiatives, some of which may be associated through partnerships with related parties. Because of the incompleteness of the relevant discussions, further disclosure at this time would be speculative and premature.

Effective August 8, 2005, Aegis entered into a tri-party Networking Equipment Lease Agreement with Aegis BPO and SREI Infrastructure Finance Limited. Under that agreement, SREI loaned $4,000 to Aegis BPO to purchase VoIP equipment, which Aegis BPO subsequently leased to Aegis over a 36 month period at a monthly lease cost of approximately $129. Consistent with FAS 13, that lease is accounted for as a capital lease depreciated over the life of the lease and lease payments are charged against capital lease liability and interest expense.

Aegis has Master Service Agreements and related Statement of Works in process with Aegis BPO for the off-shore production of back office work related to call service operations, information technology support, payroll support and other back office functions that support the operations of Aegis. Although Aegis BPO is an affiliate, Aegis has stated that it believes all contracts have been negotiated and entered into through arms length transactions at prices comparable to market rates.

Effective July 1, 2005, Aegis entered into an agreement with BTC, under which BTC provides a sales function for Aegis on an outsourced basis. BTC is a wholly-owned subsidiary of World Focus. Through this relationship, Aegis outsources all of its sales and marketing functions, including its client prospecting, market research, leads generation, customer acquisitions, up-selling, cross-selling, “building loyalty “ programs and relationship management services to support its inbound and outbound telephone offerings. Under this program, all of Aegis’ sales and marketing personnel have been hired by BTC for the exclusive right to market and sell for Aegis. BTC is responsible for all costs including but not limited to salaries, commissions, travel, and presentation, and Aegis is obligated to pay commissions to BTC on any new business that they bring to Aegis going forward.

During the three months ended June 30, 2006, Aegis recorded a savings of $903 in sales and marketing expenses that BTC incurred. During the three months ended June 30, 2006, Aegis incurred a commission expense of $383. At June 30, 2006, Aegis owes BTC a commission due balance of $306.

14.          In December 2002, the FASB issued SFAS No 148 “Accounting for Stock-Based Compensation-Transition and Disclosure- an amendment of SFAS 123” The statement amends SFAS No. 123 “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock based employee compensation and the effect of the method used on reported results. The Company has chosen to continue to account for stock based compensation using the intrinsic value method prescribed in APB Opinion No. 25 and related interpretations. Accordingly compensation expense for stock options is measured as the excess, if any, of the fair market value of the Company’s stock at the date of grant over the exercise price of the related option. The Company has adopted the annual disclosure provisions of SFAS No 148 in its financial reports for the year ended December 31, 2005 and has adopted the interim disclosure provisions for its financial reports for the subsequent periods.

Effective January 1, 2006, the beginning of Aegis’ first fiscal quarter of 2006, the Company has adopted the fair value recognition provisions of SFAS 123R using the modified prospective transition method. Under this transition method, stock based compensation expense will be recognized in the consolidated financial statements for granted stock options, since the related purchase discount exceeded the amount allowed under SFAS123 R for non compensatory treatment. Compensation expense, if any, to be recognized will include the estimated expense for stock options granted on and subsequent to January 1, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS 123R and the estimated expense for the portion vesting in the period for options granted prior to, but not vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123. Results for prior periods have not been restated as provided for under the modified-prospective method.

As of December 31, 2005 and June 30, 2006 the Company had no stock options or other stock based awards issued to any of its employees and directors. As a result, the Company had no stock-based compensation expense recognized in the consolidated statement of operations for the year ending December 31, 2005 and six months ending June 30, 2006.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)  Solicitations or Recommendations. There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Merger.

(b)  Employees and Corporate Assets. No employees or corporate assets of Aegis will be used by the Filing Persons in connection with the Merger.

Item 15. Additional Information

None.

Item 16. Exhibits

(a)           None

(b)           None

(c)-1        Fairness Opinion of Stifel Nicolaus

(c)-2        Board Presentation of Stifel Nicolaus

(d)           None

(f)            Delaware General Corporation Law Section 262 Appraisal Rights

(g)           None

SIGNATURES

After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 16, 2006

WORLD FOCUS

By:	/s/ Uday Gujadhur
Name: Uday Gujadhur
Title: Authorized Signatory

ACG ACQUISITION, INC.

By:	/s/ Surendra Agarwal
Name: Surendra Agarwal
Title: Secretary

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS

The name, business address, position with entity, present principal occupation or employment and five-year employment history of the directors and executive officers of the relevant company, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below. Except as otherwise indicated, each occupation set forth refers to the company of which the person is an officer or director.

World Focus

(a)  Name and Address.  World Focus’s principal business address, which also serves as its principal office, is 10, Frere Felix de Valois Street, Port Louis, Mauritius, and its telephone number is 011-230-202-3000. World Focus beneficially owns approximately 94.84% of the Shares. These Shares were acquired as discussed below in Item 5. “Past Contacts, Transactions, Negotiations and Agreements.” World Focus is ultimately controlled by Essar Investments Limited. The sole director of World Focus is Minimax Limited. The secretary of World Focus is Multiconsult Limited. Aegis BPO Services Limited is the directly controlling stockholder of World Focus and Essar Investments Limited is the ultimately controlling stockholder or World Focus.

(b)  Business Background of Entity.  World Focus, a Mauritius company duly incorporated under the provisions of the Companies Act, 2001 on October 19, 2004, owns approximately 94.84% of the Shares. World Focus was formed for the purpose of holding the Shares and serving as the vehicle with respect to any further transactions involving Aegis.

(c)  Business and Background of Natural Persons.  The name and business address of each of the directors and executive officers of World Focus, are set forth below.

NAME AND ADDRESS	POSITION WITH WORLD FOCUS	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Minimax Limited 10 Frère Félix de Valois Street Port Louis Mauritius Tel: +230 202 3000	Director	Not applicable.

Multiconsult Limited 10 Frère Félix de Valois Street Port Louis Mauritius Tel: +230 202 3000	Secretary and Registered Agent	Not applicable.

To the knowledge of the Filing Persons, no director or executive officer of World Focus beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares beneficially owned by World Focus.

Minimax Limited

(a)  Name and Address.  Minimax Limited’s principal business address, which also serves as its principal office, is 10, Frere Felix de Valois Street, Port Louis, Mauritius, and its telephone number is +230.202.3000.  Minimax Limited is the sole director of World Focus.

(b)  Business Background of Entity.  Minimax Limited, a Mauritius company duly incorporated under the provisions of the Companies Act, 2001 on March 16, 1993.  Minimax Limited’s principal business is to provide corporate director services.

(c)  Business and Background of Natural Persons.  The name, business address, position with Minimax Limited, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Minimax Limited, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth below.

NAME AND ADDRESS	POSITION WITH MINIMAX LIMITED	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Louis Emmanuel Ng Cheong Tin 10 Frère Félix de Valois Street Port Louis Mauritius Tel: +230 202 3000	Director	Chartered Accountant 10 Frère Félix de Valois Street Port Louis Mauritius Tel: +230 202 3000

Uday Kumar Gujadhur 10 Frère Félix de Valois Street Port Louis Mauritius Tel: +230 202 3000	Director	Chartered Accountant 10 Frère Félix de Valois Street Port Louis Mauritius Tel: +230 202 3000

Yuvraj Kumar Juwaheer 10 Frère Félix de Valois Street Port Louis Mauritius Tel: +230 202 3000	Director	Chartered Secretary 10 Frère Félix de Valois Street Port Louis Mauritius Tel: +230 202 3000

Pamela Balasoupramanien 10 Frère Félix de Valois Street Port Louis Mauritius Tel: +230 202 3000	Director	Chartered Accountant 10 Frère Félix de Valois Street Port Louis Mauritius Tel: +230 202 3000

To the knowledge of the Filing Persons, neither Minimax Limited nor any director or executive officer of Minimax Limited beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares beneficially owned by World Focus.

Multiconsult Limited

(a)  Name and Address.  Multiconsult Limited’s principal business address, which also serves as its principal office, is 10, Frere Felix de Valois Street, Port Louis, Mauritius, and its telephone number is +230.202.3000. Multiconsult Limited is the Secretary and Registered Agent of World Focus.

(b)  Business Background of Entity.  Multiconsult Limited, a Mauritius company duly incorporated under the provisions of the Companies Act, 2001 on August 21, 1985. Multiconsult Limited’s principal business is to provide international management, tax and corporate secretary services.

(c)  Business and Background of Natural Persons.  The name, business address, position with Multiconsult Limited, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Multiconsult Limited, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth below.

NAME AND ADDRESS	POSITION WITH MULTICONSULT LIMITED	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY

Jean Marc Harel 10 Frère Félix de Valois Street Port Louis Mauritius Tel: +230 202 3000	Director	Chartered Accountant 10 Frère Félix de Valois Street Port Louis Mauritius Tel: +230 202 3000

Louis Raoul Harel 10 Frère Félix de Valois Street Port Louis Mauritius Tel: +230 202 3000	Director	Chartered Accountant 10 Frère Félix de Valois Street Port Louis Mauritius Tel: +230 202 3000

Louis Emmanuel Ng Cheong Tin 10 Frère Félix de Valois Street Port Louis Mauritius Tel: +230 202 3000	Director	Chartered Accountant 10 Frère Félix de Valois Street Port Louis Mauritius Tel: +230 202 3000

Wahed Abbasakoor 10 Frère Félix de Valois Street Port Louis Mauritius Tel: +230 202 3000	Director	Chartered Accountant 10 Frère Félix de Valois Street Port Louis Mauritius Tel: +230 202 3000

Uday Kumar Gujadhur 10 Frère Félix de Valois Street Port Louis Mauritius Tel: +230 202 3000	Director	Chartered Accountant 10 Frère Félix de Valois Street Port Louis Mauritius Tel: +230 202 3000

Yuvraj Kumar Juwaheer 10 Frère Félix de Valois Street Port Louis Mauritius Tel: +230 202 3000	Director	Chartered Secretary 10 Frère Félix de Valois Street Port Louis Mauritius Tel: +230 202 3000

Sanjiv Bhasin 10 Frère Félix de Valois Street Port Louis Mauritius Tel: +230 202 3000	Director	Business 10 Frère Félix de Valois Street Port Louis Mauritius Tel: +230 202 3000

Pamela Balasoupramanien 10 Frère Félix de Valois Street Port Louis Mauritius Tel: +230 202 3000	Director	Chartered Accountant 10 Frère Félix de Valois Street Port Louis Mauritius Tel: +230 202 3000

To the knowledge of the Filing Persons, neither Multiconsult Limited nor any director or executive officer of Multiconsult Limited beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares beneficially owned by World Focus.

ACG Acquisition, Inc.

(a)  Name and Address. ACG Acquisition was recently formed by World Focus for this transaction. ACG Acquisition’s principal business address, which also serves as its principal office, is 145 East 48th Street, 36th Floor, New York, NY 10017, and its telephone number is (212) 758-5520. ACG Acquisition is wholly owned by World Focus.

(b)  Business Background of Entity. ACG Acquisition was formed for the sole purpose of acquiring all of the Shares held by World Focus and, following such acquisition, merging with and into Aegis. ACG Acquisition is organized under the laws of the State of Delaware.

(c)  Business and Background of Natural Persons. The name, business address, position with ACG Acquisition, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of ACG Acquisition, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth below.

NAME AND ADDRESS	POSITION WITH ACG ACQUISITION	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY

Surendra Agarwal India Securities Ltd. 11 K K Marg, Essar House Mahalaxmi, Mumbai-400 034 India +91-22-6660 1100	Director	Joint General Manager India Securities Ltd. 11 K K Marg, Essar House Mahalaxmi, Mumbai-400 034 India +91-22-6660 1100

Shivkumar Balasubramanian Essar Investments Ltd 11 K K Marg, Essar House Mahalaxmi, Mumbai-400 034 India +91-22-6660 1100	Director	Company Secretary Essar Investments Ltd 11 K K Marg, Essar House Mahalaxmi, Mumbai-400 034 India +91-22-6660 1100

To the knowledge of the Filing Persons, no director or executive officer of ACG Acquisition beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares beneficially owned by World Focus.

Aegis BPO Services Limited

(a)  Name and Address. Aegis BPO Services Limited’s principal business address, which also serves as its principal office, is Essar House, 11, Keshavrao Khadye Marg, Mahalaxmi, Mumbai 400 034, India, and its telephone number is +91 22 6660 1100. Aegis BPO Services Limited is the controlling stockholder of World Focus.

(b)  Business Background of Entity. Aegis BPO Services Limited is organized under the Companies Act, 1956 in India. Aegis BPO Services Limited’s principal business is owning and operating call centers and providing business process outsourcing services to its customers globally.

(c)  Business and Background of Natural Persons. The name, business address, position with Aegis BPO Services Limited, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Aegis BPO Services Limited, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth below.

NAME AND ADDRESS	POSITION WITH AEGIS BPO SERVICES LIMITED	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY

Anshuman Ruia Essar Power Ltd 11 K K Marg, Essar House Mahalaxmi, Mumbai-400 034 India +91 22 6660 1100	Director	President Essar Power Ltd 11 K K Marg, Essar House Mahalaxmi, Mumbai-400 034 India +91 22 6660 1100

Pramod Saxena India Prepaid Services Private Limited 701, Udyog Vihar, Phase V Gurgaon - 122 016, Haryana, India +91 124 415 3801	Director	Chairman and Managing Director India Prepaid Services Private Limited 701, Udyog Vihar, Phase V, Gurgaon - 122 016, Haryana, India +91 124 415 3801 March 2006 - Present

Director — Business Development Essar Steel Limited 11 K K Marg, Essar House Mahalaxmi, Mumbai-400 034, India +91 22 6660 1100 2004 - February 2006

Country President Motorola India Private Limited 415/2, Mehrauli Gurgaon Road, Sector 14, Gurgaon 122001, Haryana, India 1998 - 2004

Rajiv Agarwal Essar Steel Ltd 11 K K Marg, Essar House Mahalaxmi, Mumbai-400 034, India	Director	Sr Vice President - Business Development Essar Steel Ltd 11 K K Marg, Essar House

Mahalaxmi, Mumbai-400 034, India August 2004 - Present

Indo Rama Synthetics Ltd 28, Barakhamba Road New Delhi 110 001, India August 2002 - August 2004

Essar Shipping Ltd 11 K K Marg, Essar House, Mahalaxmi, Mumbai-400 034, India December 1997 - August 2002

Aparup Sengupta Aegis BPO Services Limited 11 K K Marg, Essar House Mahalaxmi, Mumbai-400 034, India +91 22 6660 1100	CEO and Director	CEO and Director Aegis BPO Services Limited 11 K K Marg, Essar House Mahalaxmi, Mumbai-400 034, India +91 22 6660 1100

CEO IGTL, Inc/GTL Limited 477, Madison Avenue, Suite 7A, New York, New York October 2002 - September 2004

Founder & Managing Director Think Harbour Consulting Pvt. Ltd 33/1, Lalbaug Road Bangalore, India October 2001 - September 2002

Co-Founder & COO 24x7 Customer Pvt Ltd Creator, International Technology Park White Field, Bangalore 560 066, India November 1999 - October 2001

Vikash Saraf Essar Teleholdings Limited 11 K K Marg, Essar House, Mahalaxmi, Mumbai-400 034, India +91 22 6660 1100	Director	CEO Essar Teleholdings Limited 11 K K Marg, Essar House, Mahalaxmi, Mumbai-400 034, India +91 22 6660 1100

Shishir Agarwal Essar Oil Limited 11 K K Marg, Essar House Mahalaxmi, Mumbai-400 034, India +91 22 6660 1100	Director	Executive Director — Exploration & Production Division Essar Oil Limited 11 K K Marg, Essar House Mahalaxmi, Mumbai-400 034, India +91 22 6660 1100

David Rasquinha Export-Import Bank of India Center One Building, Floor 21 World Trade Center Complex Cuffe Parade Mumbai 400005, India +91 22 2218 5272	Director	General Manager Export-Import Bank of India Center One Building, Floor 21 World Trade Center Complex, Cuffe Parade Mumbai 400005, India +91 22 2218 5272

To the knowledge of the Filing Persons, neither Aegis BPO Services Limited nor any director or executive officer of Aegis BPO Services Limited beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares beneficially owned by World Focus.

Essar Investments Limited

(a)  Name and Address. Essar Investments Limited’s principal business address, which also serves as its principal office, is Essar House, 11, Keshavrao Khadye Marg, Mahalaxmi, Mumbai 400 034, India, and its telephone number is +91 22 6660 1100. Essar Investments Limited is the ultimately controlling stockholder of World Focus.

(b)  Business Background of Entity. Essar Investments Limited is organized under the Companies Act, 1956 in India. Essar Investments Limited’s principal business is to make investment in various companies of the Essar Group.

(c)  Business and Background of Natural Persons. The name, business address, position with Essar Investments Limited, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Essar Investments Limited, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth below.

NAME AND ADDRESS	POSITION WITH ESSAR INVESTMENTS LIMITED	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Ravi Ruia Essar Group of Companies 11 K K Marg, Essar House Mahalaxmi, Mumbai-400 034, India +91 22 6660 1100	Director	Vice Chairman Essar Group of Companies 11 K K Marg, Essar House Mahalaxmi, Mumbai-400 034, India +91 22 6660 1100

Suresh Sundaram Essar Shipping Ltd 11 K K Marg, Essar House Mahalaxmi, Mumbai-400 034, India +91 22 6660 1100	Director	Director — Aviation Essar Shipping Ltd 11 K K Marg, Essar House Mahalaxmi, Mumbai-400 034, India +91 22 6660 1100

B. Bhavani Shankar 1714, Manek Apts. Jeevaratnam Nagar, Shanti Colony, Adayar, Chennai 600 020, India +91 44 2491 8517	Director	Retired Judge: Company Law Board 1714, Manek Apts. Jeevaratnam Nagar, Shanti Colony, Adayar, Chennai 600 020, India +91 44 2491 8517

S.V. Venkatesan 11 K K Marg, Essar House Mahalaxmi, Mumbai-400 034, India +91 22 6660 1100	Director	Director 11 K K Marg, Essar House Mahalaxmi, Mumbai-400 034, India +91 22 6660 1100

To the knowledge of the Filing Persons, neither Essar Investments Limited nor any director or executive officer of Essar Investments Limited beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares beneficially owned by World Focus.

None of the persons for whom information is provided in this Schedule I was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Sanjiv Bhasin, Surendra Agarwal, Shivkumar Balasubramanian, Anshuman Ruia, Pramod Saxena, Rajiv Agarwal, Aparup Sengupta, Vikash Saraf, Shishir Agarwal, David Rasquinha, Ravi Ruia, Suresh Sundaram, B. Bhavani Shankar, and S.V. Venkatesan are citizens of India. Each other person for whom information is provided in this Schedule I is a citizen of the Republic of Mauritius.